FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 26 July 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 26 July 2017, London U.K.

GSK delivers further progress in Q2 and sets out new priorities for the Group

Q2 sales of £7.3 billion, +12% AER, +3% CER Total loss per share of 3.7p, +59% AER, +29% CER; Adjusted EPS of 27.2p, +12% AER, -2% CER

Financial highlights

●	Pharmaceutical sales, £4.4 billion, +12% AER, +3% CER, Vaccines sales, £1.1 billion, +16% AER, +5% CER, Consumer Healthcare sales, £1.9 billion,+10% AER, flat at CER
●	Group operating margin 28.5%; Pharmaceuticals 33.6%; Vaccines 33.7%; Consumer 17.7%
●	Total Q2 loss per share of 3.7p reflecting charges resulting from increases in the valuation of Consumer and HIV businesses and new portfolio choices
●	Updated 2017 guidance: Adjusted EPS growth now expected to be 3% to 5% CER reflecting impact of Priority Review Voucher
●	H1 Free Cash Flow £0.4 billion (H1 2016: £0.1 billion)
●	19p dividend declared for Q2; continue to expect 80p for FY 2017

Product and pipeline highlights

●	New product sales of £1.7 billion, +62% AER, +47% CER
●	HIV two drug regimen (dolutegravir and rilpivirine) filed for approval in US and EU
●	Shingrix filed for approval in Japan
●	FDA approval received for subcutaneous Benlysta for treatment of SLE

New business priorities to 2020

●	New priorities to strengthen innovation, improve performance and build trust
●
Pharmaceutical R&D pipeline reviewed with target over time to allocate 80% of capital to priority assets in two current (Respiratory and HIV/infectious diseases) and two potential (Oncology and Immuno-inflammation) therapy areas; more than 30 pre-clinical and clinical programmes to be stopped

●
Extended cost reduction programme expected to deliver additional £1 billion annual cost savings by 2020 driven by new business priorities, improved supply chain efficiency and reduced administrative costs

●	Enhanced focus on improved cash generation and strengthening credit profile
●	Dividend of 80p expected for 2018 in conjunction with new dividend policy
●	Group outlook for 2020: Expected 5 year percentage CAGR to 2020 on a CER basis for sales of low-to-mid-single digits and Adjusted EPS of mid-to-high single digits

Q2 2017 results
	Q2 2017	Growth		H1 2017	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	7,320	12	3	14,704	15	4

Total operating (loss)/profit	(20)	87	(45)	1,698	>100	>100
Adjusted operating profit	2,083	14	-	4,062	21	4

Total (loss)/earnings per share	(3.7)p	59	29	17.7p	>100	>100
Adjusted earnings per share	27.2p	12	(2)	52.1p	20	3

Net cash from operations	1,008	(18)		2,152	24
Free cash flow	(282)	>(100)		368	>100

Emma Walmsley, Chief Executive Officer, GSK said:
“Q2 was another quarter of progress for GSK with Group sales up 3% to £7.3 billion and Adjusted EPS of 27.2p. Our priority for the second half of the year is to maintain this momentum and prepare for the successful execution of several important near-term launches in Respiratory, Vaccines and HIV.

“Today we are updating our full year earnings guidance to reflect the investments we have made to accelerate the review of our new two drug regimen in HIV. We are also providing an update to investors on the longer-term outlook for the Group and our priorities to improve innovation, performance and trust in GSK.”

The Total results are presented under ‘Income Statement’ on page 39 and Adjusted results reconciliations are presented on pages 19, 25 and 62 to 65. The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow, other non-IFRS measures are set out on page 36.
All expectations and targets regarding future performance should be read together with “Assumptions related to 2017 guidance and 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 37.

New business priorities
At a meeting in London today, GSK set out a series of new priorities and updated its financial outlook for the Group.

The Group affirmed its commitment to developing innovative healthcare products for patients and consumers across Pharmaceuticals, Vaccines and Consumer Healthcare.

These businesses have leadership positions in some of the world’s biggest therapeutic areas and categories, a broad international reach, and together have strategic and operational synergies. Earnings and cash flows from this combination of businesses offer balance to the Group and provide a level of sustainability to its performance, its ability to invest in future growth and in its returns to shareholders.

The recent performance of these three businesses has demonstrated the benefits of the transaction with Novartis in 2015 as well as the impact of more effective introductions of new products, notably new Respiratory and HIV medicines and vaccines to prevent meningitis. Better performance, together with cost savings has also resulted in improved margins and cash flows for all three businesses over the last 18 months.

Whilst this recent delivery is encouraging, the company highlighted that there are several key issues it needs to address, over the next three years, to make sure the Group delivers long-term competitive performance.

All three businesses need to perform but the priority for GSK is to improve in Pharmaceuticals. Delivering full value from recent and imminent product launches, together with cost base improvements, is required to help mitigate the impact of pricing pressures to its current portfolio. Strengthening the Pharmaceuticals pipeline is a key objective for the Group.

Beyond Pharmaceuticals, the Group aims to realise further benefits from its newly scaled Consumer Healthcare and Vaccines businesses. The Group is also aiming to increase investment flexibility with a series of measures to improve cash generation and clearer capital allocation priorities.

Going forward, GSK intends to focus on three long-term priorities: Innovation, Performance and Trust.

Innovation is important for all three businesses but the Group’s top priority is to improve in Pharmaceuticals.

A key near-term focus is to maximise value from new products and three other material new launch opportunities: Shingrix, a potential new vaccine for shingles; Closed Triple, a new 3-in-1 respiratory medicine; and new two drug regimens in HIV.

In its Pharmaceuticals pipeline, GSK has developed a priority list of assets to invest behind. This priority list will evolve as data reads out. The Group has also set a target to deploy over time 80% of its Pharmaceuticals R&D capital to priority assets in two current therapy areas: Respiratory and HIV/infectious diseases; and two potential areas: Oncology and Immuno-inflammation. Significant data is expected from these priority assets over the next three years which will be used to inform R&D investment decisions and how best to generate value from these assets. GSK also expects to pursue disciplined business development to augment its early-stage pipeline in these priority areas.

As part of its efforts to prioritise and allocate resources in R&D, GSK is terminating development programmes that are unlikely to generate sufficient returns. GSK has so far made decisions to terminate, partner or divest more than 30 pre-clinical and clinical programmes. The Group has also undertaken a strategic review of its Rare Diseases unit and is now considering options for future ownership of these assets.

In addition, the Group is taking steps to improve the partnership between R&D and its commercial organisation as well as its governance around pipeline decision-making with the establishment of a new Development Advisory Board and a new Board Scientific Committee.

GSK’s second priority is a new company-wide focus on delivery of sustainable, ethical and more competitive performance.

The Group is making a number of choices to prioritise the strongest assets and markets in its portfolio and move capital and resources away from those that offer more limited opportunities. It is prioritising investment to support commercial execution in the US market and is implementing a new operating model for Emerging Markets to increase competitiveness and support long-term profitable growth in these markets. The Group has also decided to terminate its collaboration on sirukumab with Janssen Biologics and progressively withdraw its support for Tanzeum.

The Group is putting in place plans to improve its cash generation and is expanding its current cost saving programme. It is targeting delivery of an additional £1 billion in annual cost savings by 2020 at constant exchange rates. These new cost savings will be used to fund new product launches, R&D investments and to help mitigate pricing pressure on margins.

A key driver of the new savings will be through realising efficiency improvements in the Group’s supply chain. This will include changes to GSK’s manufacturing network, divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales), reductions in overheads, improved procurement savings and more strategic supplier relationships.

The Group is also seeking to strengthen its capabilities through investments in people and appointment of external talent. One of the key areas for this will be in digital, data and analytics, with the Group aiming to leverage technology to improve clinical outcomes, develop real world data and make a step-change in its customer and consumer engagement.

GSK’s third priority is to build Trust. The Group recognises that levels of trust in the industry are not sufficient and, if not addressed, will impact long-term value creation.

GSK will continue to make very strong commitments to delivering on the fundamentals of Trust: quality and safety, reliability of supply and service levels and effective compliance. It is also important that GSK’s partners and customers trust the company’s science and its intentions. GSK continues to develop its Healthcare Practitioner engagement model to make sure it is competitive and trusted.

The Group is operating in an environment with sustained pressure to reduce prices and recognises the issues that are being faced by payers. GSK has taken a balanced approach to pricing of its recently launched products and this will continue with the company looking to support payer needs whilst generating sufficient returns. GSK will also continue to allocate resources to supporting major global health needs such as malaria and HIV and will be increasing its efforts to adopt modern, progressive employer practices.

In addition to these new priorities, GSK also set out its intentions for future uses of capital.

Firstly, free cash flow will be used to invest in the business and support in particular: the Pharmaceuticals pipeline; realisation of the Consumer Healthcare put option, if exercised; and expansion of capacity in the Vaccines business. Secondly, free cash flow will be used to deliver returns to our shareholders through the payment of dividends. Thirdly, cash will be used for disciplined business development.

As well as establishing these clearer priorities for the allocation of capital in the future, the Group intends to manage its investments so that it continues to strengthen its credit profile and protect its target short-term A1/P1 credit ratings.

GSK reiterated its outlook for sales and earnings performance to 2020 (first set out in 2015).

GSK expects sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at a mid-to-high single digits percentage CAGR for the period 2016-2020. These outlooks are based on 2015 exchange rates and anticipate that at least one version of generic Advair will be launched in the US before 2020. The outlook includes the divestments announced today and those executed since 2015 (£0.9 billion in annual sales).

Given the potential development options in GSK’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions.

The Group also announced its policy for future distributions from 2018 onwards and its expectations for the 2018 dividend.

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Sales performance

Group turnover by business and geographic region – Q2 2017

Group turnover by business	Q2 2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,357	12	3
Vaccines	1,111	16	5
Consumer Healthcare	1,852	10	-

Group turnover	7,320	12	3

Group turnover increased 12% AER, 3% CER to £7,320 million driven by continued momentum and growth in Pharmaceuticals and Vaccines.

Pharmaceuticals sales were up 12% AER, 3% CER, reflecting the continued strong growth of new products, driven particularly by Triumeq, Tivicay and Relvar/Breo Ellipta, partly offset by the impact of divestments. Nucala also contributed significantly to total Respiratory growth of 14% AER, 4% CER.

Vaccines sales were up 16% AER, 5% CER, reflecting a strong performance from Meningitis vaccines and higher demand for Established Vaccines as well as favourable year-on-year US CDC stockpile movements, partly offset by the reversal of the beneficial phasing of shipments in Emerging Markets in the first quarter.

Consumer Healthcare sales were up 10% AER, but flat at CER, reflecting strong performances from power brands, particularly in Pain relief and Oral health, offset by a weaker US allergy performance, and a broader slow down in key categories, particularly in International markets. In addition, reported growth was impacted by the Nigerian beverages business divestment and retailer de-stocking in India ahead of the Goods & Service Tax (GST) implementation on 1 July.

Sales of New Pharmaceutical and Vaccine products in the quarter were £1,703 million, up 62% AER, 47% CER.

Group turnover by geographic region	Q2 2017

	£m	Growth £%	Growth CER%

US	2,720	15	5
Europe	1,966	11	2
International	2,634	10	1

Group turnover	7,320	12	3

The US sales growth of 15% AER, 5% CER was driven by continued strong performances from Triumeq and Tivicay, growth in the Respiratory portfolio and, in the US, a competitor supply shortage and higher demand for Hepatitis vaccines.

Europe sales grew 11% AER, 2% CER with growth from Triumeq, Tivicay, Meningitis vaccines and Voltaren. This growth was partly offset by the decline in Established Pharmaceuticals, reflecting in part the disposal of the Romanian distribution business, and Respiratory sales, as the decline in Seretide more than offset the continued progress in transitioning to the new Respiratory products.

In International, sales growth of 10% AER, 1% CER reflected strong performances from Boostrix in Emerging Markets, benefiting from the phasing of tenders, as well as strong growth in Triumeq, Tivicay and the Respiratory portfolio, which was partly offset by the impact of divestments on Established Pharmaceuticals. Growth in Emerging Markets of 11% AER, 2% CER was also impacted by the divestments.

Group turnover by business and geographic region – H1 2017

Group turnover by business	H1 2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	8,546	14	4
Vaccines	2,263	23	10
Consumer Healthcare	3,895	13	1

Group turnover	14,704	15	4

Group turnover increased 15% AER, 4% CER to £14,704 million with growth in all three businesses.

Pharmaceuticals sales were up 14% AER, 4% CER, reflecting the continued strong growth of new products, driven particularly by Triumeq, Tivicay and Relvar/Breo Ellipta, partly offset by the impact of recent divestments. Nucala also contributed significantly to total Respiratory growth of 16% AER, 4% CER.

Vaccines sales were up 23% AER, 10% CER, with a strong performance from Meningitis vaccines and higher demand for Established Vaccines as well as the benefit of favourable year-on-year US CDC stockpile movements.

Consumer Healthcare sales grew 13% AER, 1% CER reflecting strong performances from power brands, particularly in Pain relief and Oral health, largely offset by a weaker US allergy performance, and a broader slow down in key categories, particularly in International markets. In addition, reported growth was impacted by the Nigerian beverages business divestment and retailer de-stocking in India ahead of the Goods & Service Tax (GST) implementation on 1 July.

Sales of New Pharmaceutical and Vaccine products in the six months were £3,119 million, up 67% AER, 49% CER.

Group turnover by geographic region	H1 2017

	£m	Growth £%	Growth CER%

US	5,341	20	8
Europe	3,961	10	1
International	5,402	14	3

Group turnover	14,704	15	4

The US sales growth of 20% AER, 8% CER was driven by continued strong performances from Triumeq and Tivicay and growth in the Respiratory portfolio, together with strong performances in the US from Pediarix and Boostrix.

Europe sales grew 10% AER, 1% CER as growth from Triumeq, Tivicay and Meningitis vaccines was partly offset by the decline in Established Pharmaceuticals, reflecting in part the disposal of the Romanian distribution business. Respiratory sales were up 7% AER but down 2% CER as the decline in Seretide more than offset the continued progress in transitioning to the new Respiratory products.

In International, sales growth of 14% AER, 3% CER reflected strong performances from Synflorix and Boostrix in Emerging Markets, boosted by the phasing of tenders, as well as strong growth in Triumeq, Tivicay and the Respiratory portfolio, which was partly offset by the impact of divestments on Established Pharmaceuticals. Growth in Emerging Markets of 15% AER, 4% CER was also impacted by the divestments.

Turnover – Q2 2017

Pharmaceuticals

	Q2 2017

	£m	Growth £%	Growth CER%

Respiratory	1,801	14	4
HIV	1,116	29	17
Immuno-inflammation	93	19	9
Established Pharmaceuticals	1,347	(1)	(7)

	4,357	12	3

US	1,974	18	7
Europe	993	6	(4)
International	1,390	10	3

	4,357	12	3

Pharmaceuticals turnover in the quarter was £4,357 million, up 12% AER, 3% CER. Respiratory sales grew 14% AER, 4% CER to £1,801 million, driven by the Ellipta portfolio and Nucala, while HIV sales were up 29% AER, 17% CER to £1,116 million, driven by a continued increase in market share for Triumeq and Tivicay. Sales of Established Pharmaceuticals were down 1% AER, 7% CER, reflecting the impact of recent divestments, which reduced overall Pharmaceuticals CER growth by two percentage points and also impacted the contribution from Emerging Markets.

In the US, sales growth of 18% AER, 7% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 6% AER but declined 4% CER reflecting continued generic competition to Seretide and the disposal of the Romanian distribution business in Q4 2016 which impacted Europe sales by four percentage points. International sales growth was impacted by the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which reduced growth in Emerging Markets by two percentage points to 10% AER, 4% CER, including HIV. Sales in Japan grew 10% AER, 3% CER.

Respiratory
Total Respiratory portfolio sales were up 14% AER, 4% CER, with the US up 19% AER, 9% CER, Europe up 4% AER but down 5% CER and International up 11% AER, 4% CER. Growth of the new Respiratory products more than offset the decline in Seretide/Advair.

The new Respiratory products recorded combined sales of £497 million in the quarter with sales of Ellipta products up 90% AER, 73% CER driven by continued market share growth in all regions and the ongoing roll-out across Europe and International. Sales of Nucala were £73 million in the quarter, a Sterling increase of £53 million over Q2 2016, including sales of £50 million in the US.

The aggregate growth of the Ellipta products was primarily driven by the contribution of the US, where sales more than doubled at AER, and grew 90% CER. Relvar/Breo Ellipta sales grew 92% AER, 75% CER with the US more than doubling at both AER and CER to £183 million. Sales of Relvar/Breo Ellipta in Europe grew 52% AER, 39% CER, and in International 45% AER, 30% CER, helped by ongoing launches. Anoro Ellipta sales grew 85% AER, 67% CER to £85 million, reflecting market share gains in the US. The Ellipta products Breo, Anoro and Incruse all continued to grow market share in the US during the quarter.

Seretide/Advair sales declined 6% AER, 14% CER to £848 million. Sales of Advair in the US declined 2% AER, 11% CER (8% volume decline and a 3% negative impact of price) with payer rebate adjustments favourably impacting growth in the quarter. In Europe, Seretide sales were down 15% AER, 21% CER to £182 million (10% volume decline and a 11% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 5% AER and 11% CER, at £190 million, reflecting increased generic competition and the transition to the newer Respiratory products.

Ventolin sales were flat at AER, but declined 8% CER to £179 million, primarily reflecting unfavourable RAR adjustments in the US. Flixotide/ Flovent sales were up 7% AER, but decreased 1% CER to £145 million, with growth in International only partly offsetting the decline in the US.

The overall impact on growth of payer rebate adjustments related to prior periods across the US Respiratory portfolio was broadly neutral.

HIV
HIV sales increased 29% AER, 17% CER to £1,116 million in the quarter, with the US up 36% AER, 24% CER, Europe up 10% AER, but flat at CER and International up 40% AER, 27% CER. The growth in all three regions was driven by the continued increase in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £648 million and £340 million, respectively, in the quarter.

Epzicom/Kivexa sales declined 60% AER, 63% CER to £63 million, reflecting the continued increase in generic competition since Q3 2016.

Immuno-inflammation
Benlysta sales, driven by a strong US performance, grew 19% AER, 9% CER to £93 million against a strong comparative period in Q2 2016.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,347 million, down 1% AER, 7% CER, impacted by the disposals of the Romanian distribution business in Q4 2016 and the thrombosis and anaesthesia businesses to Aspen during the first quarter. The impact of the disposals on the growth of the Established Pharmaceuticals portfolio was approximately four percentage points.

The Avodart franchise was down 10% AER, 19% CER to £160 million primarily due to loss of exclusivity in the US and the impact of favourable RAR adjustments in 2016.

Dermatology sales grew 26% AER, 17% CER to £111 million through improved supply in Emerging Markets, while Augmentin sales grew 5% AER, but declined 1% CER to £141 million.

Vaccines

	Q2 2017

	£m	Growth £%	Growth CER%

Meningitis	200	32	20
Influenza	21	24	6
Established Vaccines	890	12	2

	1,111	16	5

US	316	22	12
Europe	394	21	10
International	401	6	(5)

	1,111	16	5

Vaccines turnover delivered growth of 16% AER, 5% CER to £1,111 million with continued momentum from Meningitis vaccines, notably Bexsero, across all regions. Growth also benefited from the performance of Established Vaccines, which were driven by higher demand, particularly for Boostrix and Hepatitis, partly offset by the reversal of phasing benefits from Q1, and an increased returns provision for Rotarix, as well as increasing competitive pressures on Infanrix, Pediarix in the US and Europe. Favourable year-on-year CDC purchases and stockpile movements in the US also contributed to growth.

Meningitis
Meningitis sales grew 32% AER, 20% CER to £200 million with Bexsero sales up 43% AER, 31% CER. The Bexsero growth was primarily driven by private market sales, regional tenders, and new national immunisation programmes in Europe. Growth also benefited from strong demand and continued share gains in the US, together with private market sales in International. Menveo grew 19% AER, 6% CER due to strong demand mainly in the US, partly offset by supply constraints in International.

Influenza
Fluarix/FluLaval sales grew 24% AER, 6% CER to £21 million, mainly driven by rebate adjustments in Europe.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 30% AER, 19% CER to £306 million. Boostrix was up 56% AER, 42% CER, benefiting from favourable phasing in International and higher demand in International and Europe. Infanrix, Pediarix sales grew 11% AER, 3% CER mainly driven by improved supply and favourable year-on-year US CDC stockpile movements. This growth was partly offset by increased competitive pressure in the US and Europe as well as unfavourable tender phasing in Europe.

Hepatitis vaccines grew 19% AER, 10% CER to £155 million due to a competitor supply shortage and higher demand in the US, partly offset by the impact of supply constraints in Europe and International.

Synflorix sales were up 10% AER, down 1% CER to £151 million, reflecting the reversal of favourable phasing in Q1 and lower pricing in developing countries, partly offset by stronger demand in International.

Rotarix sales decreased by 12% AER, 20% CER to £95 million, driven by unfavourable phasing and an increased returns provision in International, partly offset by stronger demand in Europe and International.

Priorix/Priorix Tetra/Varilrix sales were flat at AER and down 8% CER to £79 million, mainly due to lower demand in Europe.

Consumer Healthcare

	Q2 2017

	£m	Growth £%	Growth CER%

Wellness	925	9	-
Oral health	605	12	3
Nutrition	165	3	(8)
Skin health	157	8	(1)

	1,852	10	-

US	430	-	(8)
Europe	579	16	7
International	843	10	-

	1,852	10	-

Consumer Healthcare sales were up 10% AER, and were flat CER in the quarter at £1,852 million against a slower market backdrop. A strong performance by the power brands in Pain relief and therapeutic Oral health was offset by a weaker US allergy performance and softer consumption in key categories, particularly in International markets but also in the US. In addition, growth was impacted by the disposal of the Nigeria beverages business in 2016 and retailer de-stocking in India ahead of the Goods & Service Tax (GST) implementation on 1 July. Together, the divestment and GST reduced overall Consumer Healthcare CER growth by approximately two percentage points.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 12% of sales in the quarter. Notable launches within the quarter included the next generation Sensodyne Rapid, Pronamel Strong & Bright and the continued global roll out of Flonase OTC.

Wellness
Wellness sales grew 9% AER, and were flat CER at £925 million. This reflected a challenging quarter for Respiratory sales, which were up 4% AER but down 4% CER due to heightened competitive pressure for Flonase OTC from private label and new market entrants. Otrivin grew in double-digits, benefiting from new variant launches in Turkey and Belgium, backed by strong marketing execution.

Pain relief performed well in the quarter, up 16% AER, 5% CER. Panadol returned to growth following the annualisation of the removal of Panadol Osteo from the prescription reimbursement scheme in Australia. Voltaren grew in double-digits, with strong growth across Europe and in Germany and Southern Europe in particular, driven principally by the 12-hour variant, strong in-store activation, broader digital programmes and expert detailing.

Oral health
Oral health sales grew 12% AER, 3% CER to £605 million. Sensodyne continued to drive performance, reporting growth of 13% AER, 5% CER, with strong delivery in Europe and International following the roll out of next generation Sensodyne Rapid and the launch of Pronamel Strong & Bright, partly offset by retailer de-stocking in the US in a softer consumer environment. Sales of parodontax grew strongly, particularly in Europe and International, driven by dentist recommendations and share gains, as well the Q1 launch of the brand in the US. Denture care grew in low single digits, with double-digit growth in emerging markets partly offset by slower consumption growth in the US and Japan.

Nutrition
Nutrition sales grew 3% AER but declined 8% CER to £165 million, adversely impacted by the sale of the Nigerian beverages business in 2016 and de-stocking in India ahead of the implementation of GST on 1 July as well as continued competitive pressures for Horlicks in India. The divestment and GST reduced Nutrition CER growth by approximately 11 percentage points.

Skin health
Skin health sales grew 8% AER but declined 1% CER to £157 million with a good overall performance in Europe offset by a challenging quarter in the US and International. Fenistil recorded double-digit growth, with strong seasonal sales in Europe and the Middle East. The US consumer slowdown led to retailer de-stocking which impacted sales of Lamisil and Lip care. Physiogel reported a strong quarter with distribution gains in Germany and new variant launches more than offsetting continued competitive pressure in Korea.

Turnover – H1 2017

Pharmaceuticals

	H1 2017

	£m	Growth £%	Growth CER%

Respiratory	3,484	16	4
HIV	2,101	32	18
Immuno-inflammation	185	29	15
Established Pharmaceuticals	2,776	2	(6)

	8,546	14	4

US	3,705	22	9
Europe	2,001	7	(3)
International	2,840	12	2

	8,546	14	4

Pharmaceuticals turnover in the 6 months was £8,546 million, up 14% AER, 4% CER. Respiratory sales grew 16% AER, 4% CER to £3,484 million, driven by the Ellipta portfolio and Nucala, while HIV sales were up 32% AER, 18% CER to £2,101 million, driven by increases in market share for Triumeq and Tivicay. Sales of Established Pharmaceuticals were up 2% AER, but declined 6% CER, reflecting the impact of recent divestments, which reduced overall Pharmaceuticals CER growth by one percentage point and also impacted the contribution from Emerging Markets.

In the US, sales growth of 22% AER, 9% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 7% AER but declined 3% CER reflecting continued generic competition to Seretide and the disposal of the Romanian distribution business in Q4 2016. International sales growth was impacted by the benefit to Q1 2016 of the accelerated sale of inventory under supply agreements to Novartis as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which reduced growth in Emerging Markets (including HIV) by two percentage points to 12% AER, 4% CER. Sales in Japan grew 16% AER, 3% CER.

Respiratory
Total Respiratory portfolio sales were up 16% AER, 4% CER, with the US up 20% AER, 7% CER, Europe up 7% AER but down 2% CER and International up 17% AER, 5% CER. Growth of the new Respiratory products more than offset the decline in Seretide/Advair.

The new Respiratory products recorded combined sales of £864 million in the 6 months with sales of Ellipta products up 87% AER, 67% CER driven by continued market share growth in all regions and the ongoing roll-out across Europe and International. Sales of Nucala were £132 million, a Sterling increase of £105 million over H1 2016, including sales of £92 million in the US.

The aggregate growth of the Ellipta products was primarily driven by the contribution of the US, where sales were up 96% AER, 75% CER. Total Relvar/Breo Ellipta sales grew 89% AER, 69% CER with the US more than doubling at AER and up 92% CER to £294 million. Sales of Relvar/Breo Ellipta in Europe grew 57% AER, 43% CER, and in International 61% AER, 42% CER, helped by ongoing launches. Anoro Ellipta sales grew 86% AER, 67% CER to £147 million, reflecting particularly market share gains in the US. The Ellipta products Breo, Anoro and Incruse all continued to grow market share in the US during the 6 months.

Seretide/Advair sales declined 3% AER, 13% CER to £1,600 million. Sales in the US declined 1% AER, 12% CER (8% volume decline and a 4% negative impact of price), with payer rebate adjustments favourably impacting growth in the six months. In Europe, Seretide sales were down 12% AER, 19% CER to £388 million (10% volume decline and a 9% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide grew 2% AER but declined 8% CER to £397 million, also reflecting increased generic competition and the transition to the newer Respiratory products.

Ventolin sales grew 10% AER, but declined 1% CER to £393 million, primarily reflecting unfavourable RAR adjustments in the US. Flixotide/ Flovent sales were up 7% AER, but decreased 3% CER to £309 million, with growth in International only partly offsetting the decline in the US.

The overall impact on growth of payer rebate adjustments related to prior periods across the US Respiratory portfolio was broadly neutral.

HIV
HIV sales increased 32% AER, 18% CER to £2,101 million in the period, with the US up 39% AER, 24% CER, Europe up 13% AER, 2% CER and International up 43% AER, 27% CER. The growth in all three regions was driven by the continued increase in market share for Triumeq and Tivicay, offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £1,187 million and £641 million, respectively, in the 6 months.

Epzicom/Kivexa sales declined 55% AER, 59% CER to £141 million, reflecting the continued increase in generic competition since Q3 2016.

Immuno-inflammation
Benlysta sales grew 29% AER, 15% CER to £184 million, driven by a strong US performance.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the 6 months were £2,776 million, up 2% AER, but down 6% CER, impacted by the accelerated sale of inventory under supply agreements to Novartis in Q1 2016 as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017 and the disposal of the Romanian distribution business in Q4 2016. The impact of these disposals on the growth of the Established Pharmaceuticals portfolio was approximately four percentage points.

The Avodart franchise was up 3% AER, but declined 8% CER to £320 million primarily due to the loss of exclusivity in the US and the impact of favourable RAR adjustments in 2016.

Dermatology sales grew 22% AER, 11% CER to £224 million, through improved supply in Emerging Markets, while Augmentin sales grew 8% AER, 1% CER to £296 million.

Vaccines

	H1 2017

	£m	Growth £%	Growth CER%

Meningitis	391	49	33
Influenza	34	31	8
Established Vaccines	1,838	18	6

	2,263	23	10

US	679	31	17
Europe	783	18	7
International	801	22	8

	2,263	23	10

Vaccines turnover delivered strong growth of 23% AER, 10% CER to £2,263 million with continued momentum from Meningitis vaccines across all regions. Growth also benefited from the performance of Established Vaccines, driven by higher demand, particularly Boostrix, Synflorix and Hepatitis, partly offset by increasing competitive pressures on Infanrix, Pediarix. Favourable year-on-year CDC purchases and stockpile movements in the US also contributed to growth.

Meningitis
Meningitis sales grew 49% AER, 33% CER to £391 million. Bexsero sales growth of 67% AER, 50% CER was primarily driven by private market sales, regional tenders, and new national immunisation programmes in Europe as well as growing demand and share gains in the US, together with continued progress in private market sales in International. Menveo sales were up 25% AER, 11% CER driven by tenders awarded in International, partly offset by some supply constraints.

Influenza
Fluarix/FluLaval sales grew 31% AER, 8% CER to £34 million, mainly driven by rebate adjustments in Europe.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 27% AER, 14% CER to £651 million. Boostrix was up 42% AER, 27% CER, benefiting from higher demand and share gains in the US and phasing in International. Higher demand in International and Europe also contributed to the growth. Infanrix, Pediarix sales were up 19% AER, 7% CER, boosted by favourable year-on-year US CDC stockpile movements, which were partly offset by increasing competitive pressures in Europe and the US.

Hepatitis vaccines grew 21% AER, 9% CER to £322 million due to a competitor supply shortage and higher demand in the US, partly offset by the impact of supply constraints in Europe and International.

Synflorix sales were up 25% AER, 12% CER to £284 million due to stronger demand and favourable phasing in International.

Consumer Healthcare

	H1 2017

	£m	Growth £%	Growth CER%

Wellness	1,995	13	1
Oral health	1,233	16	5
Nutrition	347	3	(9)
Skin health	320	12	1

Total	3,895	13	1

US	957	10	(1)
Europe	1,177	14	4
International	1,761	14	1

	3,895	13	1

Consumer Healthcare sales were up 13% AER, 1% CER in the 6 months at £3,895 million, partly impacted by more challenging market conditions. A strong performance of the power brands in Pain relief and therapeutic Oral health and good Cold & flu seasonal sales were offset by a weaker US allergy performance and slower consumption in key categories, particularly in International markets but also in the US. In addition, growth was impacted by the disposal of the Nigeria beverages business in 2016 and retailer de-stocking in India ahead of the Goods & Service Tax (GST) implementation on 1 July. The divestment and GST reduced overall Consumer Healthcare CER growth by approximately one percentage point.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 14% of sales in the period. Notable launches this year included parodontax and Flonase Sensimist in the US, the continued global roll out of Flonase OTC and next generation Sensodyne Rapid.

Wellness
Wellness sales grew 13% AER, 1% CER to £1,995 million. This reflected a strong performance from Voltaren and Cold & flu seasonal products partly offset by a weaker US allergy performance. Respiratory sales were up 10% AER but down 1% CER as heightened competitive pressure in the US for Flonase OTC from private label and new market entrants offset strong growth on Theraflu and Otrivin, particularly in Europe.

Pain relief sales were up 15% AER, 3% CER, driven by a strong performance on Voltaren which saw growth across the regions, benefitting from momentum in the 12-hour variant, strong in-store and marketing activation and expansion of expert detailing. Panadol returned to growth in Q2 following the annualisation of the removal of Panadol Osteo from the prescription reimbursement scheme in Australia.

Oral health
Oral health sales grew 16% AER, 5% CER to £1,233 million with Sensodyne continuing to drive performance, reporting growth of 19% AER, 8% CER, with strong delivery in all regions following the roll out of next generation Sensodyne Rapid and the launch of Pronamel Strong & Bright. Sales of parodontax continued to grow strongly, reflecting double-digit performances in Europe and International, driven by dentist recommendations and share gains, as well the US launch in the first quarter. Denture care grew in low single digits with double-digit growth in emerging markets partly offset by slower consumption growth in the US and Japan.

Nutrition
Nutrition sales grew 3% AER but declined 9% CER to £347 million, adversely impacted by the sale of the Nigeria beverages business in 2016 and de-stocking in India ahead of the implementation of GST on 1 July, as well as continued competitive pressures for Horlicks in India. The divestment of the Nigeria beverages business and the de-stocking ahead of GST reduced Nutrition CER growth by approximately nine percentage points.

Skin health
Skin health sales grew 12% AER, 1% CER to £320 million with low single-digit growth in Europe and International partly offset by de-stocking in the US. Fenistil sales grew in double digits, with strong performances in Central & Eastern Europe, Germany and the Middle East following digital activation and new media campaigns. The slowdown in US consumption led to retailer de-stocking which impacted Lip care. Physiogel sales were impacted by competitive pressure in Korea.

Sales from new Pharmaceuticals and Vaccine products

	Q2 2017			H1 2017

	£m	Growth £%	Growth CER%	£m	Growth £%	Growth CER%

Pharmaceuticals

Respiratory
Anoro Ellipta	85	85	67	147	86	67
Arnuity Ellipta	8	>100	>100	16	>100	>100
Incruse Ellipta	50	80	65	84	68	52
Nucala	73	>100	>100	132	>100	>100
Relvar/Breo Ellipta	281	92	75	485	89	69

CVMU
Eperzan/Tanzeum	23	(21)	(28)	51	(6)	(15)

HIV
Tivicay	340	51	37	641	55	39
Triumeq	648	58	44	1,187	61	44

	1,508	67	51	2,743	69	51

Vaccines
Bexsero	139	43	31	265	67	50
Menveo	56	19	6	111	25	11

	195	35	23	376	52	36

Total	1,703	62	47	3,119	67	49

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current pipeline asset, Shingrix, are as set out above. The Group has decided to withdraw Tanzeum progressively, see page 20.

Sales of the New Pharmaceutical Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis in 2018.

Q2 2017
Sales of New Pharmaceutical and Vaccine products were £1,703 million, grew £653 million in Sterling terms (62% AER, 47% CER) and represented approximately 31% of Pharmaceuticals and Vaccines turnover in the quarter.

H1 2017
Sales of New Pharmaceutical and Vaccine products were £3,119 million, grew £1,248 million in Sterling terms (67% AER, 49% CER) and represented approximately 29% of Pharmaceuticals and Vaccines turnover in the half-year.

Financial performance – Q2 2017

Total results

The Total results for the Group are set out below.

	Q2 2017 £m	Q2 2016 £m	Growth £%	Growth CER%

Turnover	7,320	6,532	12	3

Cost of sales	(2,619)	(2,124)	23	16

Gross profit	4,701	4,408	7	(4)

Selling, general and administration	(2,379)	(2,174)	9	-
Research and development	(1,260)	(888)	42	34
Royalty income	98	83	18	12
Other operating income/(expense)	(1,180)	(1,580)

Operating loss	(20)	(151)	87	(45)

Finance income	15	18
Finance expense	(192)	(183)
Profit on disposal of associates	20	-
Share of after tax losses of associates and joint ventures	(1)	(2)

Loss before taxation	(178)	(318)	44	(18)

Taxation	92	(174)
Tax rate %	51.7%	(54.7)%

Loss after taxation	(86)	(492)	83	50

Profit/(loss) attributable to non-controlling interests	94	(57)
Loss attributable to shareholders	(180)	(435)

	(86)	(492)	83	50

Loss per share	(3.7)p	(9.0)p	59	29

Cost of sales
Cost of sales as a percentage of turnover was 35.8%, up 3.3 percentage points in Sterling terms and up 4.3 percentage points in CER terms compared with Q2 2016. This primarily reflected the phasing of costs of manufacturing restructuring programmes and £363 million of non-cash write downs of assets related to the decision to withdraw Tanzeum progressively, as well as continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued supply chain investments. This was partly offset by a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania. There was also a benefit from a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in Q2 2016 in Vaccines, together with a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 32.5% of turnover, 0.8 percentage points lower than in Q2 2016 in Sterling terms and 0.7 percentage points lower on a CER basis. This primarily reflected lower restructuring costs as well as tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. The cost reductions were partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £1,260 million (17% of turnover), 42% higher than in Q2 2016 on a Sterling basis and 34% higher on a CER basis. This reflected the impact of the previously announced Priority Review Voucher (£106 million) utilised and expensed on filing of the dolutegravir and rilpivirine two drug regimen as well as increased investment in the progression of a number of mid and late-stage programmes in HIV, respiratory and anaemia. In addition, there were higher restructuring costs, primarily as a result of the provision for obligations as a result of the decision to withdraw Tanzeum progressively.

Royalty and other operating income/(expense)
Net other operating expense of £1,082 million (Q2 2016: £1,497 million expense) primarily reflected the £1,211 million net total of further accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges were driven primarily by updated trading forecasts and changes in exchange rate assumptions and increased multiples on the Consumer Healthcare Joint Venture put option as well as the unwinding of the discount applied to these future liabilities. This compares with £1,778 million of equivalent transaction-related charges in Q2 2016. Royalty income was £98 million (Q2 2016: £83 million).

Operating loss
Total operating loss was £20 million in Q2 2017 compared with a £151 million loss in Q2 2016. The reduction in operating loss reflected the reduced impact of accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends, together with an improved operating margin driven by strong sales growth, particularly in Vaccines, and a more favourable mix in the Pharmaceutical business, continued benefits from restructuring and integration and tight control of ongoing costs across all three businesses. This was partly offset by continued price pressure, particularly in Respiratory, supply chain investments and increased restructuring costs and asset impairments, including a charge of £448 million in aggregate relating to the progressive withdrawal of Tanzeum.

Net finance costs
Net finance expense was £177 million compared with £165 million in Q2 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
A tax credit of £92 million on the Total loss represented an effective tax rate of 51.7% (Q2 2016: (54.7%)) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £94 million (Q2 2016: £(57) million), including the non-controlling interest allocations of Consumer Healthcare profits of £57 million (Q2 2016: £44 million) and the allocation of ViiV Healthcare profits, which increased to £24 million (Q2 2016: £(77) million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in Q2 2016.

Loss per share
The Total loss per share was 3.7p, compared with a loss per share of 9.0p in Q2 2016. The reduced loss primarily reflected a reduced impact of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, as well as improved performance and reduced restructuring costs, partly offset by the impact of the Priority Review Voucher in the quarter.

Adjusting items

GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation' on page 51. Comparative information has been revised accordingly.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	Q2 2017			Q2 2016 (revised)

	Operating (loss)/ profit £m	(Loss)/ profit after tax £m	(Loss)/ earnings per share p	Operating (loss)/ profit £m	(Loss)/ profit after tax £m	(Loss)/ earnings per share p

Total results	(20)	(86)	(3.7)	(151)	(492)	(9.0)

Intangible asset amortisation	153	117	2.4	135	105	2.2
Intangible asset impairment	295	198	4.1	-	-	-
Major restructuring costs	440	290	5.9	234	179	3.7
Transaction-related items	1,226	1,128	21.5	1,798	1,629	29.9
Divestments, significant legal and other items	(11)	(146)	(3.0)	(194)	(117)	(2.5)

Adjusting items	2,103	1,587	30.9	1,973	1,796	33.3

Adjusted results	2,083	1,501	27.2	1,822	1,304	24.3

Full reconciliations between Total results and Adjusted results are set out on pages 62 to 65 and the definition of Adjusted results is set out on page 36.

Intangible asset amortisation and impairment
Intangible asset amortisation was £153 million, compared with £135 million in Q2 2016. Intangible asset impairments of £295 million (Q2 2016: £nil) included an impairment of £229 million related to the progressive withdrawal of Tanzeum as a result of the new business priorities for the Group and other impairments to a number of commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the quarter were £440 million (Q2 2016: £234 million), primarily reflecting £134 million of non-cash charges for the write down of assets and a £71 million provision for future R&D obligations as a result of the decision to withdraw Tanzeum. Cash charges were £163 million in the quarter. The Group will cease manufacturing, complete clinical studies as agreed with regulators and work with healthcare professionals to transition patients to alternative treatments. Cash payments made in the quarter were £119 million (Q2 2016: £333 million) including the settlement of certain charges accrued in previous quarters. The programme delivered incremental cost savings in the quarter of £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,226 million (Q2 2016: £1,798 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis.

Charge/(credit)	Q2 2017 £m	Q2 2016 £m

Consumer Healthcare Joint Venture put option	730	594
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	298	850
ViiV Healthcare put options and Pfizer preferential dividends	66	316
Contingent consideration on former Novartis Vaccines business	116	13
Other adjustments	16	25

Total transaction-related charges	1,226	1,798

The aggregate impact of unwinding the discount on these future and potential liabilities was £242 million (Q2 2016: £212 million), including £128 million on the Consumer Healthcare Joint Venture put option and £100 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. The remaining charge of £984 million was driven by adjustments to trading forecasts and the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as changes to the multiples used in the valuation of the Consumer Healthcare Joint Venture put option.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £143 million (Q2 2016: £79 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £140 million (Q2 2016: £70 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 60.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of a number of other asset disposals, equity investment impairments and certain other adjusting items. Significant legal charges of £6 million (Q2 2016: £13 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £42 million (Q2 2016: £6 million).

Adjusted results

	Q2 2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,320	100	12	3

Cost of sales	(1,988)	(27.2)	3	(2)
Selling, general and administration	(2,294)	(31.3)	11	2
Research and development	(1,053)	(14.4)	32	24
Royalty income	98	1.4	18	12

Adjusted operating profit	2,083	28.5	14	-

Adjusted profit before tax	1,906		15	-
Adjusted profit after tax	1,501		15	-
Adjusted profit attributable to shareholders	1,327		12	(2)

Adjusted earnings per share	27.2p		12	(2)

Adjusted operating profit by business	Q2 2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,152	49.4	11	-
Pharmaceuticals R&D	(688)		18	11

Total Pharmaceuticals	1,464	33.6	8	(5)
Vaccines	374	33.7	42	30
Consumer Healthcare	328	17.7	38	16

	2,166	29.6	17	3
Corporate & other unallocated costs	(83)		>100	>100

Adjusted operating profit	2,083	28.5	14	-

Adjusted operating profit
Adjusted operating profit was £2,083 million, 14% AER higher than in Q2 2016 and flat in CER terms on a turnover increase of 3%. The Adjusted operating margin of 28.5% was 0.6 percentage points higher than in Q2 2016 and 0.6 percentage points lower on a CER basis. This primarily reflected the impact of the Priority Review Voucher (£106 million) as well as an overall increase in R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments. This was partly offset by improved operating leverage, driven by sales growth in Pharmaceuticals and Vaccines and a more favourable mix in all three businesses, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison with inventory adjustments in Q2 2016 in Vaccines, as well as continued tight control of ongoing costs across all three businesses and benefits from restructuring and integration.

Cost of sales
Cost of sales as a percentage of turnover was 27.2%, down 2.4 percentage points in Sterling terms and down 1.5 percentage points in CER terms compared with Q2 2016. This reflected a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as in Vaccines the benefit of a settlement for lost third party supply volume in Q2 2017 and a favourable year-on-year comparison with inventory adjustments in Q2 2016. There was also a further contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments.

Selling, general and administration
SG&A costs were 31.3% of turnover, 0.2 percentage points lower in Sterling terms than in Q2 2016 and 0.2 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £1,053 million (14.4% of turnover), 32% AER higher than Q2 2016 and 24% higher in CER terms than Q2 2016, primarily reflecting the impact of the previously announced Priority Review Voucher as well as increased investment in the progression of a number of mid and late-stage programmes in HIV, respiratory and anaemia.

Royalty income
Royalty income was £98 million (Q2 2016: £83 million).

Operating profit by business
Pharmaceuticals operating profit was £1,464 million, 8% AER higher than in Q2 2016 but 5% lower in CER terms on a turnover increase of 3% CER. The operating margin of 33.6% was 1.2 percentage points lower than in Q2 2016 on a Sterling basis and 2.8 percentage points lower on a CER basis. This primarily reflected increased R&D investment including the impact of the Priority Review Voucher. The Adjusted operating margin also reflected a more favourable product mix, primarily driven by the growth in HIV sales, as well as the continued cost reduction benefit of the Group’s Pharmaceuticals restructuring programme, offset by increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £374 million, 42% AER higher than in Q2 2016 and 30% higher in CER terms on a turnover increase of 5% CER. The operating margin of 33.7% was 6.2 percentage points higher than in Q2 2016 on a Sterling basis and 6.4 percentage points higher on a CER basis. This was primarily driven by improved product mix, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison with inventory adjustments in Q2 2016, together with continued restructuring and integration benefits in SG&A and R&D. This was partly offset by increased SG&A investment to support business growth and increased supply chain investments.

Consumer Healthcare core operating profit was £328 million, 38% AER higher than in Q2 2016 and 16% higher in CER terms on flat turnover. The operating margin of 17.7% was 3.6 percentage points higher than in Q2 2016 on a Sterling basis and 2.2 percentage points higher on a CER basis, reflecting an improvement in gross margin, including benefits from pricing, integration synergies (principally in SG&A), earlier phasing of promotional expenditure to Q1 2017 and later phasing of R&D expenditure.

Net finance costs
Net finance expense was £176 million compared with £163 million in Q2 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £405 million and represented an effective Adjusted tax rate of 21.2% (Q2 2016: 21.3%). See ‘Taxation’ on page 50 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £174 million (Q2 2016: £121 million), including the non-controlling interest allocations of Consumer Healthcare profits of £80 million (Q2 2016: £67 million) and the allocation of ViiV Healthcare profits, of £81 million (Q2 2016: £79 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter, as well as the non-controlling interest allocation of the Priority Review Voucher expensed in Q2 2017. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in Q2 2016.

Earnings per share
Adjusted EPS of 27.2p was up 12% AER, but down 2% CER, compared with flat Adjusted operating profit at CER.

Financial performance – H1 2017

The Total results for the Group are set out below.

	H1 2017 £m	H1 2016 £m	Growth £%	Growth CER%

Turnover	14,704	12,761	15	4

Cost of sales	(5,132)	(4,257)	21	12

Gross profit	9,572	8,504	13	-

Selling, general and administration	(4,831)	(4,363)	11	-
Research and development	(2,220)	(1,703)	30	21
Royalty income	180	174	3	(2)
Other operating income/(expense)	(1,003)	(2,040)

Operating profit	1,698	572	>100	>100

Finance income	36	36
Finance expense	(386)	(364)
Profit on disposal of associates	20	-
Share of after tax profits/(losses) of associates and joint ventures	4	(2)

Profit before taxation	1,372	242	>100	>100

Taxation	(235)	(382)
Tax rate %	17.1%	>100%

Profit/(loss) after taxation	1,137	(140)	>100	>100

Profit attributable to non-controlling interests	271	13
Profit/(loss) attributable to shareholders	866	(153)

	1,137	(140)	>100	>100

Earnings/(loss) per share	17.7p	(3.2)p	>100	>100

Cost of sales
Cost of sales as a percentage of turnover was 34.9%, up 1.5 percentage points in Sterling terms and up 2.7 percentage points in CER terms compared with H1 2016. This primarily reflected the phasing of costs of manufacturing restructuring programmes and the write down of assets related to the progressive withdrawal of Tanzeum, as well as continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued supply chain investments. This was partly offset by a more favourable product mix in Pharmaceuticals, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as in Vaccines the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in H1 2016 and a continued contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 32.9% of turnover, 1.3 percentage points lower than in H1 2016 in Sterling terms and 1.3 percentage points lower on a CER basis. This primarily reflected lower restructuring costs and tight control of ongoing costs, particularly in Consumer Healthcare, as well as continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £2,220 million (15% of turnover), 30% higher than in H1 2016 on a Sterling basis and 21% higher on a CER basis. This reflected the impact of the Priority Review Voucher as well as increased investment in the progression of a number of mid and late-stage programmes in HIV, respiratory and anaemia. In addition, there were higher restructuring costs, primarily as a result of the provision for future clinical obligations as a result of the progressive withdrawal of Tanzeum.

Royalty and other operating income/(expense)
Net other operating expense of £823 million (H1 2016: £1,866 million expense) primarily reflected the £1,281 million net total of further accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges were driven primarily by updated trading forecasts and changes in exchange rate assumptions as well as the unwinding of the discount applied to these future liabilities. This compares with £2,267 million of equivalent transaction-related charges in H1 2016. These charges were partly offset by the gain of £247 million on disposal of the anaesthesia business to Aspen and royalty income of £180 million (H1 2016: £174 million).

Operating profit
Total operating profit was £1,698 million in H1 2017 compared with £572 million in H1 2016. Operating profit benefited from improved operating leverage driven by sales growth across all three businesses, but particularly Vaccines, and a more favourable mix in all three businesses. There was also a favourable year-on-year comparison with inventory adjustments in H1 2016 and the benefit of a one-off settlement in cost of sales in Vaccines as well as continued tight control of ongoing costs across all three businesses and benefits from restructuring and integration. This was offset by the impact of the Priority Review Voucher, as well as an overall increase in R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments. In addition, H1 2017 reflected the gain on the disposal of the anaesthesia business and a reduced impact from accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends.

Net finance costs
Net finance expense was £350 million compared with £328 million in H1 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
A tax charge of £235 million on Total profit represented an effective tax rate of 17.1% (H1 2016: >100%) and reflected the differing tax effects of the various adjusting items, including restructuring charges.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £271 million (H1 2016: £13 million), including the non-controlling interest allocations of Consumer Healthcare profits of £120 million (H1 2016: £55 million) and the allocation of ViiV Healthcare profits, which increased to £126 million (H1 2016: £(53) million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in H1 2016.

Earnings per share
The Total earnings per share was 17.7p, compared with a loss per share of 3.2p in H1 2016. The increase primarily reflected a reduced impact of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, as well as improved performance and the benefit of the disposal of the anaesthesia business to Aspen.

Adjusting items

	H1 2017			H1 2016 (revised)

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Total results	1,698	1,137	17.7	572	(140)	(3.2)

Intangible asset amortisation	295	228	4.7	279	220	4.6
Intangible asset impairment	339	229	4.7	-	-	-
Major restructuring costs	606	419	8.6	422	340	7.0
Transaction-related items	1,318	1,194	22.4	2,258	2,042	36.8
Divestments, significant legal and other items	(194)	(290)	(6.0)	(185)	(85)	(1.7)

Adjusting items	2,364	1,780	34.4	2,774	2,517	46.7

Adjusted results	4,062	2,917	52.1	3,346	2,377	43.5

Full reconciliations between Total results and Adjusted results are set out on pages 62 to 65 and the definition of Adjusted results is set out on page 36.

Intangible asset and amortisation and impairment
Intangible asset amortisation was £295 million, compared with £279 million in H1 2016. Intangible asset impairments of £339 million (H1 2016: £nil) included impairments related to the progressive withdrawal of Tanzeum and a number of commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the 6 months were £606 million (H1 2016: £422 million), reflecting increased non-cash charges for the write down of assets as well as provisions for R&D obligations as a result of the decision to withdraw Tanzeum progressively arising from the establishment of the Group’s new business priorities. Cash payments made were £332 million (H1 2016: £600 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £4.3 billion, of which cash charges are £3.2 billion, including £163 million in the quarter. Cash payments of £2.9 billion have been made to date. Non-cash charges are £1.1 billion, including £277 million in the quarter.

An extension to the existing combined programme has been agreed by the Board, with total cash charges of the combined programme now expected to be approximately £4.1 billion and non-cash charges up to £1.6 billion. The programme has now delivered approximately £3.4 billion of annual savings on a moving annual total basis, including a currency benefit of £0.3 billion. The extended programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated £0.4 billion of currency benefits. In 2017, approximately £600 million of cash charges are expected in addition to the settlement of cash charges accrued at the end of 2016, along with some non-cash charges.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,318 million (H1 2016: £2,258 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis.

Charge/(credit)	H1 2017 £m	H1 2016 £m

Consumer Healthcare Joint Venture put option	851	854
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	346	1,062
ViiV Healthcare put options and Pfizer preferential dividends	(48)	320
Contingent consideration on former Novartis Vaccines business	131	26
Other adjustments	38	(4)

Total transaction-related charges	1,318	2,258

The aggregate impact of unwinding the discount on these future and potential liabilities was £474 million (H1 2016: £409 million), including £253 million on the Consumer Healthcare Joint Venture put option and £199 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. The remaining charge of £844 million was driven by adjustments to trading forecasts and the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as changes to the multiples used in the valuation of the Consumer Healthcare Joint Venture put option.

Contingent consideration cash payments which are made to Shionogi and other companies, reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the 6 months amounted to £303 million (H1 2016: £168 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £299 million (H1 2016: £159 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 60.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of the anaesthesia business to Aspen of £247 million, a number of other asset disposals, equity investment impairments and certain other adjusting items. Significant legal charges of £61 million (H1 2016: £4 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £47 million (H1 2016: £54 million).

Adjusted results

	H1 2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	14,704	100	15	4

Cost of sales	(4,209)	(28.6)	9	1
Selling, general and administration	(4,641)	(31.6)	12	1
Research and development	(1,972)	(13.4)	25	16
Royalty income	180	1.2	3	(2)

Adjusted operating profit	4,062	27.6	21	4

Adjusted profit before tax	3,721		23	5
Adjusted profit after tax	2,917		23	5
Adjusted profit attributable to shareholders	2,544		21	3

Adjusted earnings per share	52.1p		20	3

Adjusted operating profit by business	H1 2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	4,270	50.0	18	4
Pharmaceuticals R&D	(1,366)		21	12

Total Pharmaceuticals	2,904	34.0	16	-
Vaccines	715	31.6	40	26
Consumer Healthcare	679	17.4	26	6

	4,298	29.2	21	5
Corporate & other unallocated costs	(236)		19	5

Adjusted operating profit	4,062	27.6	21	4

Adjusted operating profit
Adjusted operating profit was £4,062 million, 21% AER higher than in H1 2016 and 4% higher in CER terms on a turnover increase of 4%. The Adjusted operating margin of 27.6% was 1.4 percentage points higher than in H1 2016 and 0.2 percentage points higher on a CER basis. This reflected improved operating leverage driven by sales growth across all three businesses, but particularly Vaccines, and a more favourable mix in all three businesses, together with the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in Q2 2016 in Vaccines, continued tight control of ongoing costs across all three businesses and benefits from restructuring and integration. This was offset by the impact of the Priority Review Voucher as well as increased R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments.

Cost of sales
Cost of sales as a percentage of turnover was 28.6%, down 1.7 percentage points in Sterling terms and down 0.7 percentage points in CER terms compared with H1 2016. This reflected a more favourable product mix in Pharmaceuticals, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in H1 2016 in Vaccines. There was also a further contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments.

Selling, general and administration
SG&A costs were 31.6% of turnover, 0.9 percentage points lower in Sterling terms than in H1 2016 and 0.9 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £1,972 million (13.4% of turnover), 25% AER higher than H1 2016 and 16% higher in CER terms, reflecting the impact of the Priority Review Voucher as well as increased investment in the progression of a number of mid and late-stage programmes in HIV, respiratory and anaemia and the costs of the BMS HIV programmes acquired in February 2016.

Royalty income
Royalty income was £180 million (H1 2016: £174 million).

Operating profit by business
Pharmaceuticals operating profit was £2,904 million, 16% AER higher than in H1 2016 and flat in CER terms on a turnover increase of 4% CER. The operating margin of 34.0% was 0.6 percentage points higher than in H1 2016 on a Sterling basis but 1.2 percentage points down on a CER basis. This primarily reflected increased R&D investment including the impact of the Priority Review Voucher. The operating margin also reflected a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefit of the Group’s Pharmaceuticals restructuring programme, offset by increased investment in new product support and R&D, as well as the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £715 million, 40% AER higher than in H1 2016 and 26% higher in CER terms on a turnover increase of 10% CER. The operating margin of 31.6% was 3.9 percentage points higher than in H1 2016 on a Sterling basis and 3.9 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from the strong sales growth, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison with inventory adjustments in H1 2016, together with continued restructuring and integration benefits. This was partly offset by increased SG&A resources to support business growth, increased supply chain costs and lower royalty income.

Consumer Healthcare operating profit was £679 million, 26% AER higher than in H1 2016 and 6% higher in CER terms on a turnover increase of 1%. The operating margin of 17.4% was 1.7 percentage points higher than in H1 2016 and 0.7 percentage points higher on a CER basis, reflecting tight control of costs, integration synergies, principally in SG&A, and the later phasing of R&D expenditure, partly offset by increased investment in power brands.

Net finance costs
Net finance expense was £345 million compared with £322 million in H1 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £804 million and represented an effective Adjusted tax rate of 21.6% (H1 2016: 21.3%). The increase in the effective rate reflected the Group’s changing earnings mix. See ‘Taxation’ on page 50 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £373 million (H1 2016: £268 million), including the non-controlling interest allocations of Consumer Healthcare profits of £154 million (H1 2016: £112 million) and the allocation of ViiV Healthcare profits, which increased to £194 million (H1 2016: £145 million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in H1 2016.

Earnings per share
Adjusted EPS of 52.1p was up 20% AER, 3% CER compared with a 4% CER increase in Adjusted operating profit.

Currency impact on Q2 2017 and H1 2017 results
The Q2 2017 results are based on average exchange rates, principally £1/$1.29, £1/€1.15 and £1/Yen 143. Comparative exchange rates are given on page 52. The period-end exchange rates were £1/$1.30, £1/€1.14 and £1/Yen 146.

In the quarter, turnover increased 12% in Sterling terms and 3% CER. Total loss per share was 3.7p compared with a loss per share of 9.0p in Q2 2016 and Adjusted EPS was 27.2p compared with 24.3p in Q2 2016, up 12% AER, but down 2% CER. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to Q2 2016. Settlement of intercompany transactions had around one percentage point negative impact on the positive currency impact of 14 percentage points on adjusted EPS.

In H1 2017, turnover increased 15% in Sterling terms and 4% CER. Total EPS was 17.7p compared with a loss per share of 3.2p in H1 2016 and Adjusted EPS was 52.1p compared with 43.5p in H1 2016, up 20% AER, 3% CER. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to H1 2016. Settlement of intercompany transactions had around one percentage point negative impact on the positive currency impact of 17 percentage points on adjusted EPS.

2017 guidance for Adjusted EPS

The utilisation of the Priority Review Voucher, together with other accelerated launch costs for the HIV two drug regimen, has impacted GSK’s previous expectations for growth in Adjusted EPS by around two percentage points. With no Advair generic expected in the US in 2017, GSK now expects 2017 Adjusted EPS growth to be 3% to 5% CER.

GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of our Total results such as the future fair value movements on contingent consideration and put options. It should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement. An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 60.

If exchange rates were to hold at the closing rates on 30 June 2017 ($1.30/£1, €1.14/£1 and Yen 146/£1) for the rest of 2017, the estimated positive impact on full-year 2017 Sterling turnover growth would be around 5% and if exchange losses were recognised at the same level as in 2016, the estimated positive impact on 2017 Sterling Adjusted EPS growth would be around 8%.

Cash generation and conversion

Cash flow and net debt

	Q2 2017	H1 2017	H1 2016

Net cash inflow from operating activities (£m)	1,008	2,152	1,739
Free cash flow* (£m)	(282)	368	63
Free cash flow growth (%)	>(100)%	>100%	6%
Free cash flow conversion* (%)	>(100)%	42%	>100%
Net debt (£m)	14,800	14,800	14,910

*	Free cash flow and free cash flow conversion are defined on page 36.

Q2 2017
The net cash inflow from operating activities for the quarter was £1,008 million (Q2 2016: £1,236 million). The reduction reflected flat operating profit, after the impact of the Priority Review Voucher, as well as a positive currency benefit, more than offset by an increase in inventory in support of new product launches and seasonal sales, as well as the timing of payments for returns and rebates.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £140 million, of which £124 million was recognised in cash flows from operating activities and £16 million was recognised in purchases of businesses within investing cash flows. These payments are deductible for tax purposes.

Free cash outflow was £282 million for the quarter (Q2 2016: £303 million inflow). The reduction primarily reflected flat operating performance, including the impact of the Priority Review Voucher, increased working capital, reflecting seasonal factors and building of inventory in advance of new product launches, together with the timing of payments for returns and rebates and higher dividends to non-controlling interests, which included a catch up adjustment.

H1 2017
The net cash inflow from operating activities for the six months was £2,152 million (H1 2016: £1,739 million). The increase reflected improved operating profit performance, as well as a positive currency benefit, partly offset by increased working capital reflecting seasonal factors and building of inventory in advance of new product launches.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the six months were £299 million, of which £261 million was recognised in cash flows from operating activities and £38 million was recognised in purchases of businesses within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £368 million for the six months (H1 2016: £63 million). The increase primarily reflected improved operating profit performance, as well as a positive currency benefit, partly offset by increased working capital reflecting seasonal factors and building of inventory in advance of new product launches and increased dividends to non-controlling interests. H1 2016 free cash flow was also impacted by the costs of acquiring the HIV Clinical assets from BMS for £221 million.

Net debt
At 30 June 2017, net debt was £14.8 billion, compared with £13.8 billion at 31 December 2016, comprising gross debt of £18.9 billion and cash and liquid investments of £4.1 billion. Net debt increased as the cost of dividends paid to shareholders of £2,049 million more than offset the improved free cash flow of £368 million and disposal proceeds of £322 million, together with favourable translation movements.

At 30 June 2017, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £6,612 million with no loans repayable in the subsequent year.

Working capital

	30 June 2017	31 March 2017	31 December 2016	30 September 2016	30 June 2016

Working capital conversion cycle* (days)	207	203	193	216	217
Working capital percentage of turnover (%)	24	23	22	27	26

*	Working capital conversion cycle is defined on page 36.

The increase of four days in Q2 2017 was predominantly due to an increase in inventory levels reflecting seasonal factors and building of inventory in advance of new product launches.

The reduction of ten days compared with June 2016 reflected a five day reduction in the cycle primarily due to reduced inventory days and improved collections, together with a five day reduction from exchange rates.

Returns to shareholders

Quarterly dividends
The Board has declared a second interim dividend for 2017 of 19 pence per share (Q2 2016: 19 pence per share).

GSK expects to pay an annual ordinary dividend of 80p for 2017.

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 10 October 2017. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 10 August 2017 (9 August 2017 for ADR holders), with a record date of 11 August 2017 and a payment date of 12 October 2017.

	Paid/ payable	Pence per share	£m

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	925
Third interim	12 January 2017	19	925
Fourth interim	13 April 2017	23	1,124

		80	3,897

GSK made no share repurchases during the quarter. The company issued 1.1 million shares under employee share schemes amounting to £13 million (Q2 2016: £18 million).

The weighted average number of shares for Q2 2017 was 4,887 million, compared with 4,859 million in Q2 2016.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. With effect from 1 January 2017, depreciation within Pharmaceuticals R&D is now reported within the central support functions rather than against individual business units. Comparative information has been revised accordingly. R&D expenditure for Q2 2017 and H1 2017 is analysed below.

	Q2 2017 £m	Q2 2016 (revised) £m	Growth £%	Growth CER%

Discovery	259	200	30	23
Development	451	296	52	44
Facilities and central support functions	130	109	19	15

Pharmaceuticals R&D	840	605	39	32
Vaccines	160	140	14	3
Consumer Healthcare	53	55	(4)	(9)

Adjusted R&D	1,053	800	32	24
Amortisation and impairment of intangible assets	27	10
Major restructuring costs	170	73
Other items	10	5

Total R&D	1,260	888	42	34

	H1 2017 £m	H1 2016 (revised) £m	Growth £%	Growth CER%

Discovery	509	381	34	25
Development	776	549	41	31
Facilities and central support functions	277	250	11	4

Pharmaceuticals R&D	1,562	1,180	32	23
Vaccines	296	279	6	(5)
Consumer Healthcare	114	116	(2)	(9)

Adjusted R&D	1,972	1,575	25	16
Amortisation and impairment of intangible assets	47	20
Major restructuring costs	185	100
Other items	16	8

Total R&D	2,220	1,703	30	21

In Q2 2017, Adjusted R&D expenditure increased 32% AER, 24% CER and in H1 2017 Adjusted R&D expenditure increased 25% AER, 16% CER. The increase in Discovery expenditure reflected further investment in the early stage Oncology portfolio. The growth in Development expenditure reflected the utilisation of the Priority Review Voucher, the progression of a number of mid and late-stage programmes in HIV, respiratory and anaemia and the costs of the HIV programmes acquired from BMS in February 2016.

R&D pipeline

Pipeline news flow since Q1 2017
●	Announced data from the SALFORD LUNG STUDY showing that Relvar Ellipta significantly improved asthma control compared with usual care (5 May);
●	Announced headline data from two Phase III studies of mepolizumab in COPD (10 May);
●	Announced publication in NEJM of data from Phase III study of mepolizumab in patients with EGPA (17 May);
●	Presented data at ATS of effect of Nucala for severe asthma according to blood eosinophil levels (22 May);
●	Announced EU and US filings for two drug regimen of dolutegravir and rilpivirine for HIV maintenance (1 June);
●	Announced positive headline results for a Phase III study showing that tafenoquine reduces risk of relapse in Plasmodium Vivax malaria (12 June);
●	Announced results of 10 year continuation study showing sustained disease control with Benlysta in SLE (16 June);
●	Announced positive results from Phase III re-vaccination study with Shingrix (21 June);
●	Announced CHMP positive opinion for 4 dose vial of Synflorix (27 June);
●	Announced start of Phase III programme for mepolizumab in patients with nasal polyps (27 June);
●	Announced US filing for mepolizumab in patients with EGPA (28 June);
●	Positive data in-house from head-to-head study of Anoro Ellipta vs Stiolto Respimat. To be reported at future scientific forum (July);
●	Received FDA approval for a new self-injectable formulation of Benlysta for SLE (21 July);
●	Announced EU filing for extended use of Relvar Ellipta in patients with controlled asthma on an ICS/LABA combination (21 July);
●
Announced data from Phase II study presented at IAS showing comparable HIV suppression rates at 96 weeks for a two drug regimen of long-acting cabotegravir and rilpivirine and a three drug regimen (24 July);

●	Announced US filing of Arnuity Ellipta for children with asthma (24 July);
●	Announced positive interim results from a Phase IIIb study showing superior efficacy of dolutegravir in second-line HIV treatment in resource-limited settings (25 July);
●
Announced results from a study showing that switching to a dolutegravir regimen from a boosted protease inhibitor regimen maintained viral suppression and improved lipid fractions in patients with HIV and high cardiovascular risk (25 July).

Key Pharmaceuticals assets
At our Business update to investors on 26 July, we confirmed an increased focus on delivery of several key assets in our Pharmaceuticals pipeline:

Therapy area	Asset	Indication	Phase
Respiratory	Closed triple (ICS/LABA/LAMA)1	COPD (also in Ph III for asthma)	Filed
	danirixin (CXCR2 antagonist)	COPD	Ph II
	nemiralisib (2269557, PI3Kd inhibitor)	COPD (acute and chronic)	Ph II
HIV	cabotegravir (long-acting, parenteral HIV integrase inhibitor)	HIV pre-exposure prophylaxis (monotherapy) and HIV infection (in two drug regimen with rilpivirine)	Ph III
	dolutegravir + rilpivirine1	HIV infections – two drug maintenance regimen	Filed
	dolutegravir + lamivudine	HIV infections	Ph III
Oncology	3174998 (OX40 agonist mAb)1	Solid tumours and haematological malignancies	Ph I/II
	3359609 (ICOS agonist mAb)	Cancer	Ph I/II
	525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I/II
	2857916 (BCMA-ADC)1	Multiple myeloma	Ph I/II
	3377794 (NY-ESO-1 TCR)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma, ovarian cancer.	Ph II
Immuno- inflammation	tapinarof (2894512, topical non-steroidal anti-inflammatory)1	Atopic dermatitis and psoriasis	Ph II
	2982772 (RIP-1 kinase inhibitor)	Psoriasis, rheumatoid arthritis and ulcerative colitis	Ph II
	3196165 (anti-GM-CSF)1	Rheumatoid arthritis and osteoarthritis	Ph II
Other	daprodustat (oral PHI)	Anaemia associated with chronic renal disease	Ph III
	2398852 + 2315698 (anti-SAP mAb + SAP depleter)1	Amyloidosis	Ph II

1	In-licence or other alliance relationship with third party
2	Option-based alliance with Adaptimmune Ltd.

Programmes to be terminated, partnered or divested
Also at our Business update on 26 July, we confirmed that around 30 programmes are to be terminated or divested with additional programmes under review. Clinical programmes include the following:

Therapy area	Asset	Indication	Phase
Infectious diseases	2878175 (NS5B polymerase inhibitor)	Hepatitis C	Ph II
	danirixin i.v. (CXCR2 antagonist)	Influenza	Ph I
Oncology	tarextumab (notch 2/3 mAb)2	SCLC	Ph II
	2816126 (EZH2 inhibitor)	Solid tumours and haematological malignancies	Ph I
	2879552 (LSD1 inhibitor)*	SCLC	Ph I
Immuno-inflammation	sirukumab (IL6 mAb)**1	Rheumatoid arthritis	Filed
	3050002 (CCL20 mAb)1	Psoriatic arthritis	Ph I
Metabolic	retosiban (oxytocin antagonist)	Spontaneous pre-term labour	Ph III
	2330672 (iBAT inhibitor)	Cholestatic pruritis	Ph II
	2798745 (TRPV4 antagonist)	Heart failure	Ph II
	daprodustat (topical PHI)	Wound healing	Ph I
	3008356 (DGAT 1 inhibitor)	Non-alcoholic steatohepatitis	Ph I
Dermatology	2981278 (topical ROR gamma inverse agonist)	Psoriasis	Ph II

*	Studies in AML & MDS to continue
**	Rights to other indications also returned to Janssen
1	In-licence or other alliance relationship with third party
2	Option-based alliance with OncoMed Pharmaceuticals

In addition, another ~20 programmes in pre-clinical development have been identified for termination, partnering or divestment.

Definitions

Adjusted results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports adjusted results.

As announced on 11 April 2017 in the ‘Change to financial reporting framework’ press release, from Q1 2017 core results has been renamed Adjusted results and, instead of all legal charges and expenses, only significant legal charges and expenses are excluded in order to present Adjusted results. All other legal charges and expenses are included in Adjusted results. Significant legal charges and expenses are those arising from the settlement of litigation or a government investigation that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy legal matters. Any new significant legal matters excluded in order to present Adjusted results will be disclosed at the time.

Adjusted results now exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items.

GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between Total and Adjusted results, as set out on pages 19, 25 and 62 to 65, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Free cash flow
From Q1 2017, adjusted free cash flow is no longer being reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period.

Free cash flow is now defined as the net cash inflow from operating activities less capital expenditure, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment, and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2017 guidance and 2016-2020 outlook
In outlining the expectations for 2017 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group expects at least £6 billion of revenues per annum on a CER basis in 2018 from products launched since 2013 including contributions from the current pipeline asset Shingrix.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment. The 2017 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020 including the extension and enhancement to the combined programme announced on 26 July 2017. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER). Some moderate upward pressure on the Group’s effective tax rate is expected over the next few years.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ’Principal risks and uncertainties’ on pages 253-262 of the GSK 2016 Annual Report. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sarah Webster	+44 (0) 20 8047 0246	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q2 2017 £m	Q2 2016 £m	H1 2017 £m	H1 2016 £m

TURNOVER	7,320	6,532	14,704	12,761

Cost of sales	(2,619)	(2,124)	(5,132)	(4,257)

Gross profit	4,701	4,408	9,572	8,504

Selling, general and administration	(2,379)	(2,174)	(4,831)	(4,363)
Research and development	(1,260)	(888)	(2,220)	(1,703)
Royalty income	98	83	180	174
Other operating income/(expense)	(1,180)	(1,580)	(1,003)	(2,040)

OPERATING (LOSS)/PROFIT	(20)	(151)	1,698	572

Finance income	15	18	36	36
Finance expense	(192)	(183)	(386)	(364)
Profit on disposal of associates	20	-	20	-
Share of after tax (losses)/profits of associates and joint ventures	(1)	(2)	4	(2)

(LOSS)/PROFIT BEFORE TAXATION	(178)	(318)	1,372	242

Taxation	92	(174)	(235)	(382)
Tax rate %	51.7%	(54.7)%	17.1%	>100%

(LOSS)/PROFIT AFTER TAXATION FOR THE PERIOD	(86)	(492)	1,137	(140)

Profit/(loss) attributable to non-controlling interests	94	(57)	271	13
(Loss)/profit attributable to shareholders	(180)	(435)	866	(153)

	(86)	(492)	1,137	(140)

(LOSS)/EARNINGS PER SHARE	(3.7)p	(9.0)p	17.7p	(3.2)p

Diluted (loss)/earnings per share	(3.7)p	(9.0)p	17.6p	(3.2)p

Statement of comprehensive income – three months ended 30 June 2017

	Q2 2017 £m	Q2 2016 £m

Loss for the period	(86)	(492)

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	366	239
Fair value movements on available-for-sale investments	-	230
Reclassification of fair value movements on available-for-sale investments	(23)	(133)
Deferred tax on fair value movements on available-for-sale investments	(2)	(28)
Deferred tax reversed on reclassification of available-for-sale investments	10	42
Fair value movements on cash flow hedges	-	9
Deferred tax on fair value movements on cash flow hedges	-	(1)
Reclassification of cash flow hedges to income statement	2	(4)
Share of other comprehensive income of associates and joint ventures	-	2

	353	356

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(28)	288
Re-measurement losses on defined benefit plans	(49)	(219)
Deferred tax on re-measurement losses on defined benefit plans	6	50

	(71)	119

Other comprehensive income for the period	282	475

Total comprehensive income/(expense) for the period	196	(17)

Total comprehensive income/(expense) for the period attributable to:
Shareholders	130	(248)
Non-controlling interests	66	231

	196	(17)

Statement of comprehensive income – six months ended 30 June 2017

	H1 2017 £m	H1 2016 £m

Profit/(loss) for the period	1,137	(140)

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	562	922
Fair value movements on available-for-sale investments	53	159
Reclassification of fair value movements on available-for-sale investments	(27)	(135)
Deferred tax on fair value movements on available-for-sale investments	(4)	15
Deferred tax reversed on reclassification of available-for-sale investments	9	44
Fair value movements on cash flow hedges	(2)	9
Deferred tax on fair value movements on cash flow hedges	(1)	(2)
Reclassification of cash flow hedges to income statement	2	(6)
Share of other comprehensive income of associates and joint ventures	-	2

	592	1,008

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	431
Re-measurement gains/(losses) on defined benefit plans	185	(756)
Deferred tax on re-measurement gains/(losses) on defined benefit plans	(49)	184

	135	(141)

Other comprehensive income for the period	727	867

Total comprehensive income for the period	1,864	727

Total comprehensive income for the period attributable to:
Shareholders	1,594	283
Non-controlling interests	270	444

	1,864	727

Pharmaceuticals turnover – three months ended 30 June 2017

	Total			US			Europe			International
	—————————————————————————————————————————————————————————————————————			——————————————————————————————————————————————————————————————————————			———————————————————————————————————————————————————————————————————————			——————————————————————————————————————————————————————————————————————
		Growth			Growth			Growth			Growth
		————————————————————————————————————			———————————————————————————————————			———————————————————————————————————			———————————————————————————————————
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	1,801	14	4	970	19	9	360	4	(5)	471	11	4
Anoro Ellipta	85	85	67	59	90	71	17	89	78	9	50	33
Arnuity Ellipta	8	>100	>100	8	>100	>100	-	-	-	-	-	-
Avamys/Veramyst	65	-	(8)	(1)	>(100)	>(100)	23	5	(5)	43	16	8
Flixotide/Flovent	145	7	(1)	78	4	(5)	23	5	(5)	44	13	8
Incruse Ellipta	50	80	65	34	61	46	13	>100	>100	3	>100	>100
Nucala	73	>100	>100	50	>100	>100	15	>100	>100	8	>100	>100
Relvar/Breo Ellipta	281	92	75	183	>100	>100	50	52	39	48	45	30
Seretide/Advair	848	(6)	(14)	476	(2)	(11)	182	(15)	(21)	190	(5)	(11)
Ventolin	179	-	(8)	86	(9)	(17)	30	-	(3)	63	17	6
Other	67	7	4	(3)	>(100)	(25)	7	(9)	(48)	63	18	12

HIV	1,116	29	17	694	36	24	280	10	-	142	40	27
Epzicom/Kivexa	63	(60)	(63)	7	(88)	(88)	32	(54)	(59)	24	(23)	(28)
Selzentry	29	(3)	(13)	13	(15)	(21)	11	(6)	(14)	5	52	21
Tivicay	340	51	37	223	49	36	78	41	28	39	96	75
Triumeq	648	58	44	440	62	47	148	39	26	60	>100	80
Other	36	(20)	(25)	11	(30)	(36)	11	(3)	(12)	14	(22)	(23)

Immuno-inflammation	93	19	9	83	17	8	7	40	20	3	50	-
Benlysta	93	19	9	83	17	8	7	40	20	3	50	-

Established Pharmaceuticals	1,347	(1)	(7)	227	(20)	(27)	346	3	(5)	774	5	-
Dermatology	111	26	17	-	-	-	41	24	15	70	25	16
Augmentin	141	5	(1)	-	-	-	42	11	-	99	3	(1)
Avodart	160	(10)	(19)	4	(91)	(91)	84	9	(3)	72	31	20
Coreg	39	30	17	39	30	17	-	-	-	-	-	-
Eperzan/Tanzeum	23	(21)	(28)	22	(21)	(29)	1	-	-	-	-	-
Imigran/Imitrex	41	14	8	16	(6)	(6)	18	29	14	7	40	40
Lamictal	149	(1)	(9)	72	(8)	(15)	28	12	4	49	2	(4)
Requip	29	(3)	(10)	4	(20)	(60)	8	-	(13)	17	-	6
Serevent	23	5	(5)	11	10	-	8	(11)	(11)	4	33	-
Seroxat/Paxil	46	(2)	(9)	-	-	-	10	(9)	(18)	36	-	(6)
Valtrex	32	7	(3)	5	25	-	8	33	17	19	(5)	(10)
Zeffix	22	(21)	(25)	1	>(100)	>(100)	2	100	100	19	(30)	(33)
Other	531	(4)	(8)	53	(18)	(25)	96	(14)	(20)	382	2	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––––––––––	––––––––	––––––––	–––––––––(3)–––––––	––––––––	––––––––	––––––––––––––––	––––––––
Pharmaceuticals	4,357	12	3	1,974	18	7	993	6	(4)	1,390	10	3
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – six months ended 30 June 2017

	Total			US			Europe			International
	——————————————————————————————————————————————————————————————————————			——————————————————————————————————————————————————————————————————————			——————————————————————————————————————————————————————————————————————			——————————————————————————————————————————————————————————————————————
		Growth			Growth			Growth			Growth
		———————————————————————————————————			———————————————————————————————————			———————————————————————————————————			———————————————————————————————————
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	3,484	16	4	1,737	20	7	742	7	(2)	1,005	17	5
Anoro Ellipta	147	86	67	99	83	63	31	94	81	17	89	67
Arnuity Ellipta	16	>100	>100	16	>100	>100	-	-	-	-	-	-
Avamys/Veramyst	156	9	(3)	(1)	>(100)	>(100)	44	10	-	113	24	9
Flixotide/Flovent	309	7	(3)	167	2	(9)	51	9	(2)	91	17	8
Incruse Ellipta	84	68	52	54	36	23	23	>100	>100	7	>100	>100
Nucala	132	>100	>100	92	>100	>100	26	>100	>100	14	>100	>100
Relvar/Breo Ellipta	485	89	69	294	>100	92	99	57	43	92	61	42
Seretide/Advair	1,600	(3)	(13)	815	(1)	(12)	388	(12)	(19)	397	2	(8)
Ventolin	393	10	(1)	203	9	(3)	65	7	-	125	14	4
Other	162	15	4	(2)	>(100)	>(100)	15	9	(13)	149	18	7

HIV	2,101	32	18	1,302	39	24	539	13	2	260	43	27
Epzicom/Kivexa	141	(55)	(59)	21	(82)	(84)	71	(49)	(54)	49	(16)	(25)
Selzentry	67	12	-	33	7	(4)	21	(9)	(16)	13	97	71
Tivicay	641	55	39	423	54	38	148	42	29	70	>100	83
Triumeq	1,187	61	44	800	64	46	282	46	32	105	91	68
Other	65	(11)	(20)	25	(13)	(22)	17	4	(5)	23	(19)	(29)

Immuno-inflammation	185	29	15	167	28	15	13	30	20	5	67	-
Benlysta	184	29	15	166	28	15	13	30	20	5	67	-

Established Pharmaceuticals	2,776	2	(6)	499	(7)	(16)	707	2	(7)	1,570	5	(3)
Dermatology	224	22	11	-	-	-	82	15	7	142	34	21
Augmentin	296	8	1	-	-	-	95	9	(1)	201	8	3
Avodart	320	3	(8)	9	(83)	(85)	167	8	(3)	144	40	23
Coreg	74	19	6	74	19	6	-	-	-	-	-	-
Eperzan/Tanzeum	51	(6)	(15)	50	(6)	(17)	2	>100	>100	(1)	-	-
Imigran/Imitrex	94	22	14	46	31	26	34	13	3	14	17	8
Lamictal	315	9	(2)	161	9	(3)	54	8	-	100	9	(2)
Requip	56	2	(7)	8	-	(25)	14	(7)	(13)	34	6	-
Serevent	49	11	-	26	30	15	17	(6)	(11)	6	-	(17)
Seroxat/Paxil	91	(5)	(14)	-	-	-	19	(5)	(15)	72	4	(4)
Valtrex	63	11	(2)	9	-	(11)	15	25	17	39	8	(6)
Zeffix	48	(19)	(24)	1	-	-	3	-	-	44	(20)	(25)
Other	1,095	(6)	(12)	115	(14)	(21)	205	(13)	(20)	775	(3)	(9)
	––––––––	––––––––	––––––––	––––––––	––––––––––––––––	––––––––	––––––––	–––––––––(3)–––––––	––––––––	––––––––	––––––––––––––––	––––––––
Pharmaceuticals	8,546	14	4	3,705	22	9	2,001	7	(3)	2,840	12	2
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 June 2017

	Total			US			Europe			International
	——————————————————————————————————————————————————————————————————————————			——————————————————————————————————————————————————————————————————————————			—————————————————————————————————————————————————————————————————————————			————————————————————————————————————————————————————————————————————————
		Growth			Growth			Growth			Growth
		——————————————————————————————————————————			——————————————————————————————————————————			——————————————————————————————————————————			—————————————————————————————————————————
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	200	32	20	83	28	17	98	44	32	19	6	(17)
Bexsero	139	43	31	40	29	16	88	47	33	11	83	83
Menveo	56	19	6	43	26	18	7	40	40	6	(25)	(62)
Other	5	(29)	(43)	-	-	-	3	-	-	2	(50)	(75)

Influenza	21	24	6	-	-	-	4	>100	>100	17	(6)	(22)
Fluarix, FluLaval	21	24	6	-	-	-	4	>100	>100	17	(6)	(22)

Established Vaccines	890	12	2	233	20	10	292	14	3	365	7	(3)
Infanrix, Pediarix	156	11	3	57	8	2	77	20	8	22	(4)	(9)
Boostrix	150	56	42	60	9	-	51	82	64	39	>100	>100

Hepatitis	155	19	10	85	52	37	48	(2)	(10)	22	(12)	(12)

Rotarix	95	(12)	(20)	16	(11)	(11)	23	35	29	56	(23)	(34)

Synflorix	151	10	(1)	-	-	-	11	-	(9)	140	11	-

Priorix, Priorix Tetra, Varilrix	79	-	(8)	-	-	-	41	(2)	(12)	38	2	(3)
Cervarix	18	6	(6)	-	-	-	8	-	(12)	10	25	12
Other	86	1	(12)	15	36	9	33	(14)	(23)	38	6	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,111	16	5	316	22	12	394	21	10	401	6	(5)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – six months ended 30 June 2017

	Total			US			Europe			International
	———————————————————————————————————————————————————————————————————————			———————————————————————————————————————————————————————————————————————			————————————————————————————————————————————————————————————————————————			————————————————————————————————————————————————————————————————————————
		Growth			Growth			Growth			Growth
		———————————————————————————————————————————			——————————————————————————————————————————			—————————————————————————————————————————			—————————————————————————————————————————
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	391	49	33	129	25	13	202	59	44	60	82	55
Bexsero	265	67	50	67	43	28	171	69	53	27	>100	>100
Menveo	111	25	11	62	11	-	23	28	17	26	73	47
Other	15	-	(13)	-	-	-	8	-	(12)	7	-	(14)

Influenza	34	31	8	(3)	>100	>100	5	>100	>100	32	23	-
Fluarix, FluLaval	34	31	8	(3)	>100	>100	5	>100	>100	32	23	-

Established Vaccines	1,838	18	6	553	33	18	576	7	(2)	709	18	6
Infanrix, Pediarix	390	19	7	182	39	24	160	3	(6)	48	14	-
Boostrix	261	42	27	114	25	12	90	34	21	57	>100	96

Hepatitis	322	21	9	170	44	28	99	1	(7)	53	6	(4)

Rotarix	241	11	(1)	70	17	5	45	29	20	126	3	(10)

Synflorix	284	25	12	-	-	-	25	14	-	259	26	13

Priorix, Priorix Tetra, Varilrix	156	10	(1)	-	-	-	78	-	(10)	78	23	11
Cervarix	35	3	(9)	-	-	-	15	-	(13)	20	11	-
Other	149	(4)	(12)	17	6	(6)	64	(4)	(11)	68	(5)	(15)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	2,263	23	10	679	31	17	783	18	7	801	22	8
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 June 2017 £m	30 June 2016 £m	31 December 2016 £m
ASSETS
Non-current assets
Property, plant and equipment	10,662	10,539	10,808
Goodwill	5,864	5,747	5,965
Other intangible assets	18,465	18,317	18,776
Investments in associates and joint ventures	250	232	263
Other investments	1,013	1,358	985
Deferred tax assets	4,348	3,545	4,374
Other non-current assets	1,205	1,009	1,199

Total non-current assets	41,807	40,747	42,370

Current assets
Inventories	5,743	5,494	5,102
Current tax recoverable	196	156	226
Trade and other receivables	6,196	5,843	6,026
Derivative financial instruments	65	598	156
Liquid investments	85	83	89
Cash and cash equivalents	3,986	4,590	4,897
Assets held for sale	155	116	215

Total current assets	16,426	16,880	16,711

TOTAL ASSETS	58,233	57,627	59,081

LIABILITIES
Current liabilities
Short-term borrowings	(6,612)	(4,485)	(4,129)
Contingent consideration liabilities	(855)	(458)	(561)
Trade and other payables	(19,580)	(10,422)	(11,964)
Derivative financial instruments	(96)	(620)	(194)
Current tax payable	(929)	(1,139)	(1,305)
Short-term provisions	(716)	(983)	(848)

Total current liabilities	(28,788)	(18,107)	(19,001)

Non-current liabilities
Long-term borrowings	(12,259)	(15,098)	(14,661)
Deferred tax liabilities	(1,971)	(1,710)	(1,934)
Pensions and other post-employment benefits	(3,886)	(4,196)	(4,090)
Other provisions	(713)	(550)	(652)
Derivative financial instruments	(1)	-	-
Contingent consideration liabilities	(5,188)	(4,516)	(5,335)
Other non-current liabilities	(1,003)	(9,224)	(8,445)

Total non-current liabilities	(25,021)	(35,294)	(35,117)

TOTAL LIABILITIES	(53,809)	(53,401)	(54,118)

NET ASSETS	4,424	4,226	4,963

EQUITY
Share capital	1,343	1,341	1,342
Share premium account	3,008	2,857	2,954
Retained earnings	(5,854)	(6,081)	(5,392)
Other reserves	2,314	2,457	2,220

Shareholders’ equity	811	574	1,124

Non-controlling interests	3,613	3,652	3,839

TOTAL EQUITY	4,424	4,226	4,963

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the period			866		866	271	1,137
Other comprehensive income/(expense) for the period			698	30	728	(1)	727
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			1,564	30	1,594	270	1,864
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(494)	(494)
Dividends to shareholders			(2,049)		(2,049)		(2,049)
Changes in non-controlling interests						(2)	(2)
Shares issued	1	44			45		45
Shares acquired by ESOP Trusts		10	70	(141)	(61)		(61)
Write-down on shares held by ESOP Trusts			(205)	205	-		-
Share-based incentive plans			158		158		158
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2017	1,343	3,008	(5,854)	2,314	811	3,613	4,424
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

(Loss)/profit for the period			(153)		(153)	13	(140)
Other comprehensive income for the period			351	85	436	431	867
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			198	85	283	444	727
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(278)	(278)
Dividends to shareholders			(3,002)		(3,002)		(3,002)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
Changes in non-controlling interests			54		54	(119)	(65)
Shares issued	1	26			27		27
Shares acquired by ESOP Trusts				(58)	(58)		(58)
Write-down on shares held by ESOP Trusts			(90)	90	-		-
Share-based incentive plans			169		169		169
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2016	1,341	2,857	(6,081)	2,457	574	3,652	4,226
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – six months ended 30 June 2017

	H1 2017 £m	H1 2016 £m

Profit/(loss) after tax	1,137	(140)
Tax on profits	235	382
Share of after tax profits of associates and joint ventures	(4)	2
Profit on disposal of interest in associates	(20)	-
Net finance expense	350	328
Depreciation and other adjusting items	1,413	959
Increase in working capital	(976)	(643)
Contingent consideration paid	(263)	(138)
Increase in other net liabilities (excluding contingent consideration paid)	837	1,816

Cash generated from operations	2,709	2,566
Taxation paid	(557)	(827)

Net cash inflow from operating activities	2,152	1,739

Cash flow from investing activities
Purchase of property, plant and equipment	(639)	(612)
Proceeds from sale of property, plant and equipment	125	11
Purchase of intangible assets	(389)	(484)
Proceeds from sale of intangible assets	18	62
Purchase of equity investments	(56)	(58)
Proceeds from sale of equity investments	44	147
Contingent consideration paid	(40)	(30)
Purchase of businesses, net of cash acquired	-	(24)
Disposal of businesses	223	-
Proceeds from disposal of interest in associates	37	-
Investment in associates and joint ventures	(6)	(7)
Interest received	35	34
Dividends from associates and joint ventures	2	40

Net cash outflow from investing activities	(646)	(921)

Cash flow from financing activities
Issue of share capital	45	27
Shares acquired by ESOP Trusts	(61)	(58)
Increase in short-term loans	1,930	2,079
Repayment of short-term loans	(1,544)	(880)
Net repayment of obligations under finance leases	(13)	(10)
Interest paid	(384)	(357)
Dividends paid to shareholders	(2,049)	(3,002)
Distributions to non-controlling interests	(494)	(278)
Other financing items	96	(5)

Net cash outflow from financing activities	(2,474)	(2,484)

Decrease in cash and bank overdrafts in the period	(968)	(1,666)

Cash and bank overdrafts at beginning of the period	4,605	5,486
Exchange adjustments	(46)	144
Decrease in cash and bank overdrafts	(968)	(1,666)

Cash and bank overdrafts at end of the period	3,591	3,964

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,986	4,590
Overdrafts	(395)	(626)

	3,591	3,964

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation’ on page 51. Comparative information has been revised accordingly.

Turnover by segment
	Q2 2017 £m	Q2 2016 £m	Growth £%	Growth CER%

Pharmaceuticals	4,357	3,882	12	3
Vaccines	1,111	960	16	5
Consumer Healthcare	1,852	1,690	10	-

Total turnover	7,320	6,532	12	3

Operating profit by segment
	Q2 2017 £m	Q2 2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	2,152	1,934	11	-
Pharmaceuticals R&D	(688)	(583)	18	11

Pharmaceuticals including R&D	1,464	1,351	8	(5)
Vaccines	374	264	42	30
Consumer Healthcare	328	238	38	16

Segment profit	2,166	1,853	17	3
Corporate and other unallocated costs	(83)	(31)	>100	>100

Adjusted operating profit	2,083	1,822	14	-
Adjustments	(2,103)	(1,973)

Total operating loss	(20)	(151)	87	(45)

Finance income	15	18
Finance costs	(192)	(183)
Profit on disposal of associates	20	-
Share of after tax losses of associates and joint ventures	(1)	(2)

Loss before taxation	(178)	(318)	44	(18)

Turnover by segment
	H1 2017 £m	H1 2016 £m	Growth £%	Growth CER%

Pharmaceuticals	8,546	7,468	14	4
Vaccines	2,263	1,842	23	10
Consumer Healthcare	3,895	3,451	13	1

Total turnover	14,704	12,761	15	4

Operating profit by segment
	H1 2017 £m	H1 2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	4,270	3,624	18	4
Pharmaceuticals R&D	(1,366)	(1,130)	21	12

Pharmaceuticals including R&D	2,904	2,494	16	-
Vaccines	715	510	40	26
Consumer Healthcare	679	541	26	6

Segment profit	4,298	3,545	21	5
Corporate and other unallocated costs	(236)	(199)	19	5

Adjusted operating profit	4,062	3,346	21	4
Adjustments	(2,364)	(2,774)

Total operating profit	1,698	572	>100	>100

Finance income	36	36
Finance costs	(386)	(364)
Profit on disposal of associates	20	-
Share of after tax profits/(losses) of associates and joint ventures	4	(2)

Profit before taxation	1,372	242	>100	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2016.

At 30 June 2017, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.3 billion (31 December 2016: £0.3 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the Annual Report 2016 and the Q1 2017 Results Announcement are as follows:

In February 2017, Teva Pharmaceuticals (Teva) sent the Group a notification under the US Hatch-Waxman Act challenging three Group patents covering Flovent HFA. On 31 March 2017, the Group filed suit against Teva on the two challenged patents covering dose-counter devices that expire in 2023 and 2026. The Group did not sue Teva under the third patent (the ‘413 patent) and has requested that the FDA delist the ‘413 patent from the Orange Book. On 20 June 2017, the Group voluntarily dismissed the entire case against Teva.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2016.

The Group’s tax rate on Total profits of 17.1% has been influenced by transaction-related charges arising on the Group’s put option liabilities, costs associated with the withdrawal of Tanzeum and the reassessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities in various jurisdictions.

The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on Adjusted profits amounted to £405 million and represented an effective Adjusted tax rate of 21.2% (Q2 2016: 21.3%). The credit for taxation on Total losses amounted to £92 million and represented an effective tax rate of 51.7% (Q2 2016: (54.7)%).

In H1 2017, tax on Adjusted profits amounted to £804 million and represented an Adjusted tax rate of 21.6% (H1 2016: 21.3%). The charge for taxation on Total profits amounted to £235 million and represented an effective tax rate of 17.1% (H1 2016: >100%).

The Adjusted tax rate for the full year is expected to be in the range of 21-22%. The Group’s balance sheet at 30 June 2017 included a tax payable liability of £929 million and a tax recoverable asset of £196 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2017, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2016, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2016.

As detailed in the definition of Adjusted results on page 36, from Q1 2017 core results has been renamed Adjusted results and only significant legal charges and expenses are excluded, together with the other Adjusting items, in order to present Adjusted results. A reconciliation of Total to the revised Adjusted results for Q2 2016 and H1 2016 are presented on pages 63 and 65. The revision had the effect of decreasing Adjusted H1 2016 operating profit by £44 million due to the inclusion of non-significant legal charges and expenses in the Pharmaceuticals segment (£20 million) and in Corporate & other unallocated costs (£24 million).

From Q1 2017, adjusted free cash flow is no longer being reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period. The impact of the change on the free cash flow for H1 2016 was to increase the free cash outflow by £30 million.

The Group is required to implement a new accounting standard, IFRS 15 ‘Revenue from contracts with customers’, from 1 January 2018. Although GSK continues to assess the impact of IFRS 15 on the results of the Group, in particular in relation to certain licensing and government stockpile transactions, it does not expect that the new standard will have a material impact on product sales.

The Group is also required to implement IFRS 9 ‘Financial instruments’ from 1 January 2018. The new standard requires all fair value movements on equity investments to be recognised either in the income statement or in other comprehensive income, on a case-by-case basis, and also introduces a new impairment model for financial assets based on expected losses rather than incurred losses. Although GSK continues to assess the impact of IFRS 9, it does not expect that the new impairment approach will have a material impact on the results of the Group.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2016 were published in the Annual Report 2016, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2017	Q2 2016	H1 2017	H1 2016	2016

Average rates:
US$/£	1.29	1.41	1.27	1.42	1.36
Euro/£	1.15	1.28	1.16	1.29	1.23
Yen/£	143	153	142	160	149

Period-end rates:
US$/£	1.30	1.33	1.30	1.33	1.24
Euro/£	1.14	1.20	1.14	1.20	1.17
Yen/£	146	137	146	137	144

During Q2 2017, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen, compared with the same period in 2016. Similarly, during the six months ended 30 June 2017 average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same period in 2016. Period-end Sterling exchange rates were weaker against the US Dollar and the Euro, but stronger against the Yen.

Weighted average number of shares
	Q2 2017 millions	Q2 2016 millions

Weighted average number of shares – basic	4,887	4,859
Dilutive effect of share options and share awards	-	-

Weighted average number of shares – diluted	4,887	4,859

Weighted average number of shares
	H1 2017 millions	H1 2016 millions

Weighted average number of shares – basic	4,882	4,853
Dilutive effect of share options and share awards	42	-

Weighted average number of shares – diluted	4,924	4,853

Because the Group reported losses attributable to shareholders in Q2 2017 there is no dilutive effect of share options and share awards.

At 30 June 2017, 4,888 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,861 million shares at 30 June 2016.

Net assets
The book value of net assets decreased by £539 million from £4,963 million at 31 December 2016 to £4,424 million at 30 June 2017. This primarily reflects the impact of the dividends paid in the period exceeding the operating profits and favourable exchange movements.

The carrying value of investments in associates and joint ventures at 30 June 2017 was £250 million, with a market value of £526 million.

At 30 June 2017, the net deficit on the Group’s pension plans was £1,951 million compared with £2,084 million at 31 December 2016. The decrease in the net deficit primarily arose from UK asset gains partly offset by a decrease in the rate used to discount UK pension liabilities from 2.7% to 2.6%.

At 30 June 2017, the post-retirement benefits provision was £1,637 million compared with £1,693 million at 31 December 2016.

At 30 June 2017, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other payables in Current liabilities was £8,271 million (31 December 2016: £7,420 million reported within Other non-current liabilities). The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare was £1,259 million (31 December 2016: £1,319 million), which is also recorded in Other payables in Current liabilities.

Contingent consideration amounted to £6,043 million at 30 June 2017 (31 December 2016: £5,896 million), of which £5,351 million (31 December 2016: £5,304 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £646 million (31 December 2016: £545 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. The liability due to Shionogi included £214 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 30 June 2017 was £27 million (31 December 2016: £23 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 60.

Of the contingent consideration payable (on a post-tax basis) at 30 June 2017, £855 million (31 December 2016: £561 million) is expected to be paid within one year. The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the put options and the contingent consideration at 30 June 2017 have been calculated based on the closing exchange rates, primarily US$1.30/£1 and Euro €1.14/£1. The sensitivities for each of the largest contingent consideration liabilities and both the ViiV Healthcare and Consumer Healthcare put options are set out on pages 57 and 58.

Movements in these exchange rates would have the following approximate effects on the put option liabilities:

Increase/(decrease) in liability	Consumer Healthcare Joint Venture put option	ViiV Healthcare put option
	£m	£m

5 cent appreciation of US Dollar	33	36
5 cent depreciation of US Dollar	(31)	(33)
10 cent appreciation of US Dollar	69	74
10 cent depreciation of US Dollar	(59)	(64)
5 cent appreciation of Euro	137	20
5 cent depreciation of Euro	(125)	(19)
10 cent appreciation of Euro	287	43
10 cent depreciation of Euro	(241)	(36)

Movements in contingent consideration are as follows:
	H1 2017 £m	H1 2016 £m

Contingent consideration at beginning of the period	5,896	3,855
Additions	-	194
Amount reversed	-	(41)
Re-measurement through income statement	450	1,136
Cash payments: operating cash flows	(263)	(136)
Cash payments: investing activities	(40)	(30)
Other movements	-	(4)

Contingent consideration at end of the period	6,043	4,974

The additions in H1 2016 reflected the recognition of the preferential dividend payable to Shionogi in relation to ViiV Healthcare and contingent consideration on the acquisition of the BMS HIV programmes. The amount reversed in H1 2016 relates to a provision that had been made in respect of a small acquisition in 2012 but that was no longer required.

The re-measurement increases in contingent consideration in the period primarily reflected the unwind of the discount on the liabilities and updated forecasts. The cash settlement in the period included £299 million (H1 2016: £159 million) of payments to Shionogi in relation to ViiV Healthcare. These payments are deductible for tax purposes.

At 30 June 2017, the ESOP Trusts held 31.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £221 million has been deducted from other reserves. The market value of these shares was £512 million.

At 30 June 2017, the company held 453.2 million Treasury shares at a cost of £6,381 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 June 2017 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 50.

Financial instruments fair value disclosures
Certain of the Group's financial instruments are measured at fair value. The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	81	4	-	85
Other investments	608	-	405	1,013
Other non-current assets	-	-	9	9
Financial assets at fair value through profit or loss:
Other non-current assets	-	368	-	368
Derivatives designated as at fair value through profit or loss	-	13	-	13
Derivatives classified as held for trading under IAS 39	-	52	-	52

	689	437	414	1,540

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Contingent consideration liabilities	-	-	(6,043)	(6,043)
Derivatives designated as at fair value through profit or loss	-	(13)	-	(13)
Derivatives classified as held for trading under IAS 39	-	(82)	(1)	(83)

	-	(95)	(6,044)	(6,139)

At 31 December 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	84	5	-	89
Other investments	580	-	405	985
Other non-current assets	-	-	6	6
Financial assets at fair value through profit or loss:
Other non-current assets	-	355	-	355
Derivatives designated as at fair value through profit or loss	-	23	-	23
Derivatives classified as held for trading under IAS 39	-	133	-	133

	664	516	411	1,591

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Contingent consideration liabilities	-	-	(5,896)	(5,896)
Derivatives designated as at fair value through profit or loss	-	(92)	-	(92)
Derivatives classified as held for trading under IAS 39	-	(101)	(1)	(102)

	-	(193)	(5,897)	(6,090)

Movements in the six months to 30 June 2017 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2017	411	(5,897)
Losses recognised in the income statement	(1)	(450)
Gains recognised in other comprehensive income	11	-
Additions	57	-
Equity investment disposals	(37)	-
Payments in the period	-	303
Transfers from Level 3	(11)	-
Exchange	(16)	-

At 30 June 2017	414	(6,044)

At 1 January 2016	274	(3,856)
Losses recognised in the income statement	-	(1,095)
Gains recognised in other comprehensive income	25	-
Additions	41	(194)
Equity investment disposals	(9)	-
Payments in the period	-	168
Other	-	2
Exchange	31	(1)

At 30 June 2016	362	(4,976)

Net losses of £451 million (H1 2016: net losses of £1,135 million) and net losses of £4 million (H1 2016: net gains of £25 million) attributable to Level 3 financial instruments held at the end of the period were reported in other operating income and other comprehensive income respectively.

At 30 June 2017, financial liabilities measured using Level 3 valuation methods included £5,351 million of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. Financial liabilities also included £646 million of contingent consideration for the acquisition of the Novartis Vaccines business in 2015. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate, the Sterling/US Dollar exchange rate and the probability of success in achieving milestone targets.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

	Shionogi – ViiV Healthcare	Novartis Vaccines
Increase/(decrease) in financial liability	£m	£m

10% increase in sales forecasts	537	55
10% decrease in sales forecasts	(537)	(55)
1% (100 basis points) increase in discount rate	(232)	(38)
1% (100 basis points) decrease in discount rate	253	45
10% increase in probability of milestone success		55
10% decrease in probability of milestone success		(55)
5 cent appreciation of US Dollar	168	14
5 cent depreciation of US Dollar	(155)	(13)
10 cent appreciation of US Dollar	351	29
10 cent depreciation of US Dollar	(300)	(25)
5 cent appreciation of Euro	41	10
5 cent depreciation of Euro	(38)	(9)
10 cent appreciation of Euro	87	20
10 cent depreciation of Euro	(72)	(17)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories in the period. Transfers from Level 3 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

●	Contingent consideration for business acquisitions – based on present values of expected future cash flows

●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Company-owned life insurance policies – based on cash surrender value

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2017		31 December 2016

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(3,275)	(3,364)	(3,189)	(3,335)
Other bonds	(12,159)	(15,281)	(14,111)	(16,996)

	(15,434)	(18,645)	(17,300)	(20,331)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Cash and cash equivalents – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans – based on quoted market prices in the case of European and US Medium term notes and other fixed rate borrowings (a Level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans and other loans

●	Receivables and payables, including put options – approximates to the carrying amount

●	Lease obligations – approximates to the carrying amount

Put options
Other payables in Current liabilities includes the present value of the expected redemption amount of put options over the non-controlling interests in ViiV Healthcare of £1,259 million. Forecast exchange rates are consistent with market rates at 30 June 2017. Other payables in current liabilities also include the present value of the expected redemption amount of a put option over the non-controlling interest in the Consumer Healthcare Joint Venture of £8,271 million. This includes a number of assumptions around future sales and profit forecasts, multiples and forecast exchange rates. The forecast exchange rates used are consistent with market rates at 30 June 2017.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of these liabilities.

Increase/(decrease) in financial liability	ViiV Healthcare put option £m	Consumer Healthcare Joint Venture put option £m

10% increase in sales forecasts	143	820
10% decrease in sales forecasts	(143)	(820)
1% (100 basis points) increase in discount rate	(46)	(77)
1% (100 basis points) decrease in discount rate	50	78

Reconciliation of cash flow to movements in net debt

	H1 2017 £m	H1 2016 £m

Net debt at beginning of the period	(13,804)	(10,727)

Decrease in cash and bank overdrafts	(968)	(1,666)
Net repayment of short-term loans	(386)	(1,199)
Net repayment of obligations under finance leases	13	10
Exchange adjustments	350	(1,332)
Other non-cash movements	(5)	4

Increase in net debt	(996)	(4,183)

Net debt at end of the period	(14,800)	(14,910)

Net debt analysis

	30 June 2017 £m	30 June 2016 £m	31 December 2016 £m

Liquid investments	85	83	89
Cash and cash equivalents	3,986	4,590	4,897
Short-term borrowings	(6,612)	(4,485)	(4,129)
Long-term borrowings	(12,259)	(15,098)	(14,661)

Net debt at end of the period	(14,800)	(14,910)	(13,804)

Free cash flow reconciliation

	Q2 2017 £m	H1 2017 £m	H1 2016 (revised) £m

Net cash inflow from operating activities	1,008	2,152	1,739
Purchase of property, plant and equipment	(379)	(639)	(612)
Proceeds from sale of property, plant and equipment	112	125	11
Purchase of intangible assets	(233)	(389)	(484)
Net finance costs	(280)	(349)	(323)
Dividends from joint ventures and associates	2	2	40
Contingent consideration paid (reported in investing activities)	(18)	(40)	(30)
Distributions to non-controlling interests	(494)	(494)	(278)

Free cash (outflow)/inflow	(282)	368	63

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2016. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items and total tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:
	H1 2017 £m	H1 2016 £m

Contingent consideration at beginning of the period	5,304	3,409
Additions	-	154
Re-measurement through income statement	346	1,062
Cash payments: operating cash flows	(261)	(129)
Cash payments: investing activities	(38)	(30)
Other	-	(4)

Contingent consideration at end of the period	5,351	4,462

The additions in H1 2016 represented the recognition of the preferential dividends payable to Shionogi.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2017, £605 million (31 December 2016: £545 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put options and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	30 June 2017 £m	31 December 2016 £m

Pfizer put option	1,259	1,319
Pfizer preferential dividend	27	23

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between total results and adjusted results for Q2 2017 and Q2 2016 and also H1 2017 and H1 2016 are set out below.

Income statement – Adjusted results reconciliation Three months ended 30 June 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,320						7,320
Cost of sales	(2,619)	142	279	195	15		(1,988)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,701	142	279	195	15		5,332

Selling, general and administration	(2,379)			75		10	(2,294)
Research and development	(1,260)	11	16	170		10	(1,053)
Royalty income	98						98
Other operating income/(expense)	(1,180)				1,211	(31)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating (loss)/profit	(20)	153	295	440	1,226	(11)	2,083

Net finance costs	(177)			1			(176)
Profit on disposal of associates	20					(20)	-
Share of after tax losses of associates and joint ventures	(1)						(1)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit before taxation	(178)	153	295	441	1,226	(31)	1,906

Taxation	92	(36)	(97)	(151)	(98)	(115)	(405)
Tax rate %	51.7%						21.2%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(86)	117	198	290	1,128	(146)	1,501
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	94				80		174

(Loss)/profit attributable to shareholders	(180)	117	198	290	1,048	(146)	1,327
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(3.7)p	2.4p	4.1p	5.9p	21.5p	(3.0)p	27.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,887						4,887
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 36.

Income statement – Adjusted results reconciliation Three months ended 30 June 2016

	Total results £m	Intangible amortisation £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,532					6,532
Cost of sales	(2,124)	125	48	20		(1,931)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,408	125	48	20		4,601

Selling, general and administration	(2,174)		113		(1)	(2,062)
Research and development	(888)	10	73		5	(800)
Royalty income	83					83
Other operating income/(expense)	(1,580)			1,778	(198)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating (loss)/profit	(151)	135	234	1,798	(194)	1,822

Net finance costs	(165)		1		1	(163)
Share of after tax profits of associates and joint ventures	(2)					(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit before taxation	(318)	135	235	1,798	(193)	1,657

Taxation	(174)	(30)	(56)	(169)	76	(353)
Tax rate %	(54.7)%					21.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(492)	105	179	1,629	(117)	1,304
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit attributable to non-controlling interests	(57)			178		121

(Loss)/profit attributable to shareholders	(435)	105	179	1,451	(117)	1,183
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(9.0)p	2.2p	3.7p	29.9p	(2.5)p	24.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,859					4,859
	––––––––––––					––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 36.

Income statement – Adjusted results reconciliation Six months ended 30 June 2017

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	14,704						14,704
Cost of sales	(5,132)	273	314	299	37		(4,209)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	9,572	273	314	299	37		10,495

Selling, general and administration	(4,831)			122		68	(4,641)
Research and development	(2,220)	22	25	185		16	(1,972)
Royalty income	180						180
Other operating income/(expense)	(1,003)				1,281	(278)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,698	295	339	606	1,318	(194)	4,062

Net finance costs	(350)			2		3	(345)
Profit on disposal of associates	20					(20)	-
Share of after tax profits of associates and joint ventures	4						4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,372	295	339	608	1,318	(211)	3,721

Taxation	(235)	(67)	(110)	(189)	(124)	(79)	(804)
Tax rate %	17.1%						21.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,137	228	229	419	1,194	(290)	2,917
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	271				102		373

Profit attributable to shareholders	866	228	229	419	1,092	(290)	2,544
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	17.7p	4.7p	4.7p	8.6p	22.4p	(6.0)p	52.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,882						4,882
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 36.

Income statement – Adjusted results reconciliation Six months ended 30 June 2016

	Total results £m	Intangible amortisation £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	12,761					12,761
Cost of sales	(4,257)	259	96	35	-	(3,867)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	8,504	259	96	35	-	8,894

Selling, general and administration	(4,363)		226		(10)	(4,147)
Research and development	(1,703)	20	100		8	(1,575)
Royalty income	174					174
Other operating income/(expense)	(2,040)			2,223	(183)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	572	279	422	2,258	(185)	3,346

Net finance costs	(328)		2		4	(322)
Share of after tax losses of associates and joint ventures	(2)					(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	242	279	424	2,258	(181)	3,022

Taxation	(382)	(59)	(84)	(216)	96	(645)
Tax rate %	>100%					21.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(140)	220	340	2,042	(85)	2,377
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	13			255		268

(Loss)/profit attributable to shareholders	(153)	220	340	1,787	(85)	2,109
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(3.2)p	4.6p	7.0p	36.8p	(1.7)p	43.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,853					4,853
	––––––––––––					––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 36.

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below. These are detailed in the ‘Principal risks and uncertainties’ section of the Annual Report 2016.

Patient safety	Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Intellectual property	Failure to appropriately secure, maintain and enforce intellectual property rights.

Product quality
Failure to comply with current Good Manufacturing Practices or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Financial reporting and disclosure
Failure to comply with current tax law or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation; failure to maintain adequate governance and oversight over third-party relationships.

Anti-Bribery and Corruption (ABAC)	Failure of GSK employees, consultants and third parties to comply with our ABAC principles and standards, as well as with all applicable legislation.

Commercialisation	Failure to execute business strategies, or effectively manage competitive opportunities and threats in accordance with the letter and spirit of legal, industry, or the Group’s requirements.

Research practices
Failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements.

Environment, health & safety and sustainability (EHSS)	Failure to manage EHSS risks in line with the Group’s objectives, policies and relevant laws and regulations.

Information protection	The risk to the Group’s business activities if information becomes disclosed to those not authorised to see it, or if information or systems fail to be available or are corrupted.

Supply continuity and crisis management
Failure to deliver a continuous supply of compliant finished product, inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations, including key supply chains.

Impact of Brexit

The result of the 2016 referendum for the UK to leave the EU has resulted in some uncertainty, including currency volatility and a significant weakening of Sterling against the Group’s principal trading currencies. The weakening of Sterling has had a beneficial translation impact on the Group’s sterling results, but has also resulted in re-measurement increases in the value of the Group’s liabilities associated with the Consumer Healthcare Joint Venture and ViiV Healthcare businesses (put options, preferential dividends, contingent consideration) attributable to the minority interests in these businesses arising from increases in the estimated Sterling forecasts for sales and cash flows. There has also been an increase in the Sterling value of foreign currency assets and liabilities, including gross and net debt.

The Group continues to monitor the impact of Brexit on its principal risks and remains of the view that it will add complexity to some business activities, with some short-term disruption likely. GSK has plans in place to mitigate these effects and does not currently believe that there will be a material adverse impact on the Group’s results or financial position.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 26 July 2017.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Philip Hampton	Chairman (Independent Non-Executive Director, Nominations Committee Chairman)
Emma Walmsley	Chief Executive Officer (Executive Director)
Simon Dingemans	Chief Financial Officer (Executive Director)
Dr Patrick Vallance	President, R&D (Executive Director)
Professor Sir Roy Anderson	Independent Non-Executive Director
Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox, CBE	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chairman
Dr Jesse Goodman	Independent Non-Executive Director, Science Committee Chairman
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chairman
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chairman

By order of the Board
Emma Walmsley Chief Executive Officer 26 July 2017	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information (the "interim financial statements") in the Results Announcement of GlaxoSmithKline plc for the three and six month periods ended 30 June 2017. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed The interim financial information statements comprises:

●	the balance sheet as at 30 June 2017;
●	the income statement and statement of comprehensive income for the three and six month periods then ended;
●	the cash flows for the six month period then ended;
●	the statement of changes in equity for the six month period then ended; and
●	the accounting policies and basis of preparation and explanatory notes to the interim financial statements on pages 48 to 61.

The interim financial statements included in the Results Announcement of GlaxoSmithKline plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed on page 51 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The Results Announcement of GlaxoSmithKline plc, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement of GlaxoSmithKline plc in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the Results Announcement of GlaxoSmithKline plc based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement of GlaxoSmithKline plc and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP Chartered Accountants 26 July 2017, London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of interim financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 26, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc